     As filed with the Securities and Exchange Commission on April 10, 1997



                                            Registration Statement No. 333-23289

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           REPTRON ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

            FLORIDA                          5065                         38-2081116
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                             14401 MCCORMICK DRIVE
                              TAMPA, FLORIDA 33626
                                 (813) 854-2351
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  PAUL J. PLANTE, CHIEF OPERATING OFFICER AND
                            CHIEF FINANCIAL OFFICER
                           REPTRON ELECTRONICS, INC.
                             14401 MCCORMICK DRIVE
                              TAMPA, FLORIDA 33626
                                 (813) 854-2351
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                          Copies of communications to:

          MICHAEL L. JAMIESON, ESQ.                        MARY A. BERNARD, ESQ.
             HOLLAND & KNIGHT LLP                             KING & SPALDING
      400 NORTH ASHLEY DRIVE, SUITE 2300                    120 WEST 45TH STREET
             TAMPA, FLORIDA 33602                         NEW YORK, NEW YORK 10036
                (813) 227-8500                                 (212) 556-2100

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION -- DATED APRIL 10, 1997

PROSPECTUS
--------------------------------------------------------------------------------


                                2,000,000 Shares


                        [REPTRON ELECTRONICS, INC. LOGO]
                                  Common Stock
--------------------------------------------------------------------------------


Of the 2,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,500,000 shares are being sold by Reptron Electronics, Inc. (the "Company") and 500,000 shares are being sold by a shareholder of the Company (the "Selling Shareholder"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."



The Common Stock of the Company is included in The Nasdaq National Market (the "Nasdaq National Market") under the symbol "REPT." On April 8, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $18.625 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" ON PAGES 6 TO 9 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================================
                                                         Underwriting                             Proceeds to
                                         Price           Discounts and        Proceeds to           Selling
                                       to Public        Commissions(1)        Company(2)          Shareholder
-----------------------------------------------------------------------------------------------------------------
Per Share.......................           $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------
Total(3)........................           $                   $                   $                   $
=================================================================================================================

(1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, including the expenses of the Selling Shareholder, estimated to be $600,000. See "Use of Proceeds."

(3) The Company and the Selling Shareholder have granted the several Underwriters 30-day over-allotment options to purchase, in the aggregate, up to 300,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
     Underwriters, the total Price to Public will be $          , the total
     Underwriting Discounts and Commissions will be $          , the total
     Proceeds to Company will be $          and the total Proceeds to Selling
     Shareholder will be $          . See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about April   , 1997.

PRUDENTIAL SECURITIES INCORPORATED
                       ROBERT W. BAIRD & CO.
                                   INCORPORATED

                                    STEPHENS INC.
                                                         NEEDHAM & COMPANY, INC.
April   , 1997

[PHOTOGRAPH OF TESTING EQUIPMENT LOCATED IN TAMPA MANUFACTURING FACILITY]

     K-Byte Manufacturing performs complex testing procedures on substantially all products assembled

[PHOTOGRAPH OF EXTERIOR OF TAMPA MANUFACTURING AND WAREHOUSE FACILITY]

     Newly constructed manufacturing and warehouse facility located in Tampa, Florida

[PHOTOGRAPH OF SURFACE MOUNT EQUIPMENT LOCATED IN TAMPA MANUFACTURING FACILITY]

     K-Byte Manufacturing has invested in advanced surface mount technology equipment in its Tampa manufacturing facility

[PHOTOGRAPH OF CONVEYOR BELT LOCATED IN TAMPA WAREHOUSE FACILITY]

     Reptron Distribution has recently developed and installed a warehousing system that combines bar code technology with sophisticated conveyor equipment

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised.

                                  THE COMPANY

     Reptron Electronics, Inc. (the "Company") is a leading integrated electronics company providing both value-added distribution of electronic components and targeted contract manufacturing services through its two divisions, Reptron Distribution and K-Byte Manufacturing. The two divisions are complementary, enabling the Company to provide customers with a wide range of products and value-added services, as well as a single source for their product, material, assembly and test requirements. Approximately 44% of the Company's 1996 net sales were generated by customers utilizing the services of both divisions. The Company believes that its integrated approach to manufacturing and distribution distinguishes it in the electronics industry, provides a high level of value to its customers and enables it to obtain sole source relationships with an increasing number of its customers. As a result of the successful implementation of the Company's business strategy, it has increased net sales from approximately $83.4 million in 1992 to $268.9 million in 1996 and net earnings from $1.2 million in 1992 to $7.7 million in 1996.

     Reptron Distribution sells over 60 vendor lines of semiconductors, passive products and electromechanical components, including more than 35,000 different items. Reptron Distribution sells to over 9,000 customers representing diverse industries, including robotics, telecommunications, computers and computer peripherals, consumer electronics, healthcare, industrial controls and contract manufacturing. Services provided to these customers (some of which are provided through K-Byte Manufacturing) include component sales, inventory replenishment programs, in-plant stores, component programming, electronic data interchange ("EDI"), concurrent engineering and surface mount technology ("SMT") and pin-through-hole ("PTH") manufacturing. As a result of two acquisitions completed in 1995, Reptron Distribution expanded its geographic presence and currently has 20 sales offices located throughout the U.S., enabling the Company to market to approximately 83% of the total available U.S. electronic components market (based upon 1996 industry sales). Reptron Distribution's net sales have increased from $48.9 million in 1992 to $168.3 million in 1996.

     K-Byte Manufacturing focuses on establishing primary or sole source relationships with OEMs in a wide variety of industries that require complex circuit board assembly with low-to-medium volume production runs. K-Byte Manufacturing leverages its relationship with Reptron Distribution by utilizing Reptron Distribution's 85-person field sales force, large customer base, greater access to electronic components and advantages in component pricing. The Company believes that K-Byte Manufacturing provides Reptron Distribution a significant competitive advantage by broadening the selection of products and value-added services that can be offered to Reptron Distribution customers. K-Byte Manufacturing, which operates two facilities in Michigan and one in Florida, has increased net sales from $34.5 million in 1992 to $100.7 million in 1996.

     The Company believes its growth has been fueled by several key trends:

     - Manufacturers of electronic components are reducing the number of distributors that are authorized to sell their products and selecting distributors that are able to serve a large part of the total available U.S. market;

     - Electronic components are increasingly being sold through value-added services, such as in-plant stores, automated inventory replenishment systems and the outsourcing of product assembly; and

     - OEMs are increasingly outsourcing the manufacture, assembly and testing of printed circuit boards to contract manufacturing specialists.

     According to the National Electronic Distributors Association ("NEDA"), the total North American electronics distribution market grew from $10.2 billion in revenue in 1992 to $21.0 billion in 1996, a compound annual growth rate of 19.8%. NEDA projects the market to grow to $23.6 billion in 1997. As a result of the outsourcing of manufacturing services, the contract manufacturing industry in the U.S. grew from $6.3 billion in 1992 to $14.5 billion in 1996, a compound annual growth rate of 23.2%, according to the Institute for Interconnecting and Packaging Electronic Circuits ("IPC"). Based on IPC estimates, the U.S. contract manufacturing industry has expanded and will expand at a 21% compound annual growth rate from 1995 through 2000.

     The Company's principal business objective is to expand its presence as a leading integrated electronics distributor and contract manufacturer. In order to implement its objective, the Company has formulated a strategy based upon the following key elements: (i) capitalize on the advantages of integration; (ii) increase sales from value-added services; (iii) target contract manufacturing customers in specific market segments; (iv) leverage investments made in its manufacturing facilities; and (v) expand into new geographic areas and increase penetration in existing markets.

     The Company was organized under the laws of Michigan in 1973 and reincorporated under the laws of Florida in 1993. The Company's principal executive offices are located at 14401 McCormick Drive, Tampa, Florida 33626, and its telephone number is (813) 854-2351.

                                  THE OFFERING


Common Stock Offered by the Company.........    1,500,000 shares



Common Stock Offered by the Selling
Shareholder.................................     500,000 shares



Common Stock to be Outstanding after the
Offering(1).................................    7,571,019 shares


Use of Proceeds by the Company..............    To repay borrowings outstanding
                                                under the Company's Revolving
                                                Credit Facility (as defined
                                                herein). See "Use of Proceeds."

Nasdaq National Market Symbol...............    REPT
---------------


(1) Excludes, as of April 8, 1997, (i) 259,550 shares of Common Stock issuable upon the exercise of options outstanding, which had a weighted average exercise price of $9.74 per share and of which 117,788 shares were exercisable at a weighted average exercise price of $5.45 per share and (ii) 200,200 shares of Common Stock reserved for future issuance under the Company's Incentive Stock Option Plan. See "Description of Capital Stock."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                             YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------
                                                1992       1993       1994       1995       1996
                                               -------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
  Net Sales:
     Reptron Distribution....................  $48,872   $ 71,346   $ 96,003   $140,146   $168,279
     K-Byte Manufacturing....................   34,541     55,661     68,002     83,198    100,658
                                               -------   --------   --------   --------   --------
          Total net sales....................   83,413    127,007    164,005    223,344    268,937
                                               =======   ========   ========   ========   ========
  Gross Profit:
     Reptron Distribution....................    9,968     15,245     18,780     27,500     34,364
     K-Byte Manufacturing....................    4,613      9,023     11,431     12,663     17,485
                                               -------   --------   --------   --------   --------
          Total gross profit.................   14,581     24,268     30,211     40,163     51,849
  Selling, general and administrative
     expenses................................   11,217     16,455     19,051     26,586     35,023
                                               -------   --------   --------   --------   --------
  Operating income...........................    3,364      7,813     11,160     13,577     16,826
  Interest expense...........................    1,363      1,811      1,474      2,767      4,025
                                               -------   --------   --------   --------   --------
  Earnings before income taxes...............    2,001      6,002      9,686     10,810     12,801
  Income tax provision.......................      807      2,400      3,823      4,324      5,148
                                               -------   --------   --------   --------   --------
  Net earnings...............................  $ 1,194   $  3,602   $  5,863   $  6,486   $  7,653
                                               =======   ========   ========   ========   ========
  Net earnings per share(1)..................  $   .27   $    .81   $   1.03   $   1.05   $   1.24
                                               =======   ========   ========   ========   ========
  Weighted average Common Stock and Common
     Stock equivalent shares outstanding.....    4,442      4,442      5,714      6,170      6,179
                                               =======   ========   ========   ========   ========


                                                                  DECEMBER 31, 1996
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $ 77,231      $ 77,231
  Total assets..............................................   138,632       138,632
  Revolving Credit Facility.................................    48,550        22,609
  Long-term obligations(3)..................................    18,795        18,795
  Shareholders' equity......................................    48,690        74,631


---------------


(1) Assuming that the Offering and the application of the estimated net proceeds therefrom to the Company had been consummated on January 1, 1996, pro forma net earnings per share for 1996 would have been $1.15 per share.


(2) Adjusted to give effect to the Offering at an assumed public offering price of $18.625 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on April 8, 1997) and the application of the estimated net proceeds therefrom to the Company. See "Use of Proceeds."

(3) Includes $6.5 million of capitalized lease obligations.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby.


     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies; (iv) the use of the net proceeds to the Company of this Offering; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as information contained in the Company's filings with the Securities and Exchange Commission, identify important factors that could cause such differences.


     CUSTOMER CONCENTRATION AND OTHER FACTORS AFFECTING OPERATING RESULTS. The Company's divisions have certain customers that account for a significant portion of their net sales. The largest customer of the Company is a customer of both Reptron Distribution and K-Byte Manufacturing. In 1996, this customer accounted for approximately 15.7% of Reptron Distribution's net sales, 6.9% of K-Byte Manufacturing's net sales and 12.4% of the Company's total net sales. K-Byte Manufacturing had approximately 36 customers in 1996 with the largest three customers accounting for 15.9%, 9.9% and 8.9% of its net sales in 1996, respectively (6.0%, 3.7% and 3.3% of the Company's total net sales in 1996, respectively). The loss of one or more of these major customers, or a reduction in their level of purchasing, could have a material adverse effect on the Company's business, results of operations and financial condition. K-Byte Manufacturing's operating results are affected by a number of factors, including fixed plant utilization, price competition, the Company's ability to keep pace with technological developments, the degree of automation that can be used in an assembly process, efficiencies that can be achieved by the Company in managing inventories and fixed assets, the timing of orders from major customers, the timing of capital expenditures in anticipation of increased sales, customer product delivery requirements and increased costs and shortages of components and labor. In addition, because of the limited number of K-Byte Manufacturing's customers and the corresponding concentration of its accounts receivable, the insolvency or other inability or unwillingness of its customers to pay for its services could have a material adverse effect on the Company's business, results of operations and financial condition.

     ABSENCE OF LONG-TERM SALES CONTRACTS. The level and timing of purchase orders placed by K-Byte Manufacturing's customers are affected by a number of factors, including variation in demand for customers' products, customer attempts to manage inventory and changes in the customers' manufacturing strategies. The Company typically does not obtain long-term purchase orders or commitments but instead works with its customers to develop nonbinding forecasts of the future volume of orders. Based on such nonbinding forecasts, the Company makes commitments regarding the level of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with such cancellation, reduction or delay. Significant or numerous cancellations, reductions or delays in orders by customers, or any inability by customers to pay for services provided by the Company or to pay for components and materials purchased by the Company on such customers' behalf, could have a material adverse effect on the Company's business, results of operations and financial condition.


     DEPENDENCE UPON KEY VENDORS. Many kinds of components distributed by Reptron Distribution are currently manufactured by a relatively small number of independent vendors. Four vendors collectively accounted for approximately 37.5% of Reptron Distribution's net sales in 1996 (23.4% of the Company's total net sales). The Company does not have long-term distribution contracts with its vendors. The Company's contracts are non-exclusive and typically are cancellable upon 30 days' written notice. The Company's future success will depend, in large part, on maintaining its vendor relationships and developing new relationships in connection with its existing and future product lines. The Company believes that vendors are consolidating their distribution relationships. In the first quarter of 1997, the Company and one of its primary vendors discontinued their relationship. This vendor accounted for 9.3% of Reptron Distribution's 1996 net sales (5.8% of the Company's total net sales in 1996). Although the Company does not believe that the loss of this vendor will have a material adverse effect on the Company's business, results of operations and financial condition, the loss of, or significant disruptions in the relationship with, one or more of Reptron Distribution's other principal vendors could have a material adverse effect on the Company's business, results of operations and financial condition.


     SUBSTANTIAL START-UP COSTS FOR MANUFACTURING CUSTOMERS. K-Byte Manufacturing targets customers requiring the production of a wide variety of technologically complex printed circuit board assemblies. The integration of new customers or new products of existing customers into K-Byte Manufacturing's facilities and processes involves a substantial amount of start-up costs which are incurred prior to any sales being generated from these customers. These start-up costs could have a material adverse effect on K-Byte Manufacturing's business, results of operations and financial condition in the periods following the incurrence of such start up costs.

     ACQUISITION RISKS. The Company may continue to expand its operations through acquisitions. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, secure financing on acceptable terms (which financing may involve incurring substantial indebtedness), complete acquisitions, integrate acquired operations into existing operations or expand into new markets. There can also be no assurance that future acquisitions will not have an adverse effect on the Company's operating results, particularly in the quarters immediately following the completion of such acquisitions while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of sales, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources than those of the Company. The Company currently has no agreements, arrangements or understandings with respect to any acquisition and there can be no assurance that any such acquisition will be consummated.

     COMPETITION; EFFECTS ON GROSS MARGIN. Both Reptron Distribution and K-Byte Manufacturing face substantial competition. Many of the Company's competitors have significantly greater financial resources and broader name recognition than the Company. Reptron Distribution faces competition from hundreds of electronic component distributors of various sizes, locations and market focuses (e.g., military, commercial, consumer) and competes principally on the basis of product selection and value-added customer services. Vendor representation and product diversity create a segmentation among distributors. Reptron Distribution has several primary competitors that carry similar significant Japanese semiconductor vendors. K-Byte Manufacturing competes in a highly fragmented market composed of a diverse group of U.S. based contract manufacturers. The Company believes that the key competitive factors in its markets are manufacturing flexibility, price, manufacturing quality, advanced manufacturing technology and reliable delivery. Additionally, K-Byte Manufacturing also faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. There can be no assurance that the Company will be able to continue to compete effectively with existing or potential competitors. In addition, the Company believes gross margins in the industries in which it competes may decline due to competitive pressures. See "Business -- Competition."

     AVAILABILITY OF COMPONENTS. The Company relies on third-party suppliers for components used in its manufacturing process. Component shortages experienced by the Company and its suppliers may have a material adverse effect on customer orders for the services of both Reptron Distribution and K-Byte Manufacturing. At various times, there have been shortages of components in the electronics industry and currently the supply of certain electronic components is subject to limited allocations. If shortages of these or other components should intensify or occur in the future, the Company may be forced to delay manufacturing and shipment or to purchase components at higher prices (which it may not be able to pass on to its customers), which may have a material adverse effect on customer demand for the Company's services, on the Company's gross margins or both. Any of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

     DEPENDENCE UPON KEY PERSONNEL. The success of the Company to date has been largely dependent upon the efforts and abilities of senior management. The loss of their services for any reason could have a material adverse effect on the Company's business, results of operations and financial condition.

     MANAGEMENT OF GROWTH. The Company has grown rapidly in recent years, with net sales increasing from approximately $83.4 million in 1992 to approximately $268.9 million in 1996. The ability to continue this growth rate will depend upon several factors, including the Company's ability to recruit, train and retain a skilled workforce to support its expanding operations. There can be no assurance that the Company will be able to sustain its historic rate of net sales growth, continue its profitable operations, develop the required workforce or manage any future growth successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     VOLATILITY OF COMPONENT PRICING. The Company sells a significant amount of commodity-type components which have historically experienced volatile pricing. These components include dynamic random access memory and static random access memory products. If market pricing for these components decreases significantly, the Company may experience periods when its investment in component inventory exceeds the market price of such components. Such market conditions could have a negative impact on sales and gross margins unless and until the Company's vendors reduce the cost of such components (through price protection rights, if any, outlined in the vendor agreements).

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price. Developments in industries served by the Company or changes in general economic conditions could adversely affect the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."


     SHARES ELIGIBLE FOR FUTURE SALE. After the completion of the Offering, the Company will have 7,571,019 shares of Common Stock outstanding (7,671,019 if the Underwriters' over-allotment options are exercised in full). Of those shares, 5,146,018 shares of Common Stock, including the 2,000,000 shares offered hereby (5,446,018 if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 2,425,001 shares will be held by affiliates of the Company and may not be sold except in compliance with the registration requirements of the Securities Act or in compliance with Rule 144. All of such 2,425,001 shares of Common Stock held by affiliates of the Company will be eligible for sale immediately following consummation of the Offering pursuant to Rule 144, subject to certain restrictions under Rule 144. The Company's executive officers and directors, the Selling Shareholder and the Profit Sharing Trust, which beneficially own an aggregate of 3,018,751 shares of Common Stock, and the Company have agreed with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock (excluding the shares offered hereby) or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common stock or other capital stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities. See "Shares Eligible for Future Sale."



     CONTROL BY PRINCIPAL SHAREHOLDER. Upon consummation of the Offering, Michael L. Musto, the Company's President and Chief Executive Officer, will beneficially own approximately 27.0% of the Common Stock (24.0% if the Underwriters' over-allotment options are exercised in full). As a result, Mr. Musto will be able to continue to effectively control the Company after consummation of the Offering. See "Principal and Selling Shareholders."


     ANTI-TAKEOVER PROVISIONS. The Company's articles of incorporation and bylaws and Florida law contain certain provisions that may discourage or make more difficult any attempt by a person or group to obtain control of the Company. In addition, the Board of Directors of the Company is empowered to issue from time to time one or more series of Preferred Stock without shareholder approval, the terms of which could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $18.625 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on April 8, 1997), and after deducting underwriting discounts and commissions and estimated Offering expenses, are estimated to be $25,940,625 ($27,710,000 if the Underwriters' over-allotment option from the Company is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders."



     The Company intends to use the net proceeds of the Offering to repay, concurrently with the closing of the Offering, borrowings outstanding under the Amended and Restated Revolving Credit and Reimbursement Agreement, dated June 29, 1995, as amended (collectively, with prior credit facilities, the "Revolving Credit Facility"). At April 8, 1997, approximately $57.1 million of borrowings were outstanding under the Revolving Credit Facility, and such borrowings bore interest at a weighted average interest rate of 7.2% per year at such date. See Note E of Notes to Consolidated Financial Statements.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol "REPT." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock on the Nasdaq National Market.


                                                              HIGH       LOW
                                                              -----      ----
1994
  First Quarter (from March 28, 1994).......................   $13 1/2   $12 1/2
  Second Quarter............................................    13 1/4    10 7/8
  Third Quarter.............................................    11 3/8     6 47/64
  Fourth Quarter............................................    12 1/4     8 3/4
1995
  First Quarter.............................................   $13 7/8   $ 8 3/4
  Second Quarter............................................    16        12 5/8
  Third Quarter.............................................    18 1/8    14
  Fourth Quarter............................................    18 1/8    13 1/2
1996
  First Quarter.............................................   $16 1/2   $12 1/2
  Second Quarter............................................    19        14 3/4
  Third Quarter.............................................    18 1/2    15 1/4
  Fourth Quarter............................................    20 3/4    16 1/2
1997
  First Quarter.............................................   $23 3/4   $18
  Second Quarter (through April 8, 1997)....................   $20 3/8   $18 1/2



     On April 8, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $18.625 per share. As of February 28, 1997, there were approximately 130 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. After consummation of the Offering, the Company does not intend in the foreseeable future to declare or pay any cash dividends and intends to retain earnings, if any, for the future operation and expansion of the Company's business.

     Any determination to declare or pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, any contractual restrictions, considerations imposed by applicable law and other factors deemed relevant by the Board of Directors. The Company's Revolving Credit Facility restricts the payment of annual dividends to the lesser of $1,000,000 or 25% of net earnings in any fiscal year without the approval of the lenders.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1996 on an actual basis and as adjusted to give effect to the Offering at an assumed public offering price of $18.625 per share (the last reported sales price of the Common Stock on the Nasdaq National Market on April 8, 1997) and the application of the estimated net proceeds therefrom to the Company. See "Use of Proceeds" and "Principal and Selling Shareholders." This table should be read in conjunction with the Consolidated Financial Statements and Notes included elsewhere in this Prospectus.



                                                                DECEMBER 31, 1996
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Revolving Credit Facility...................................  $ 48,550    $ 22,609
Long-term obligations(1)....................................    18,795      18,795
Shareholders' equity:
  Preferred Stock, $.10 par value;
     15,000,000 shares authorized,
     no shares issued.......................................        --          --
  Common Stock, $.01 par value;
     15,000,000 shares authorized,
     6,065,519 shares issued and outstanding;
     7,571,019 issued and outstanding as adjusted(2)........        61          76
  Additional paid-in capital................................    21,233      47,159
  Retained earnings.........................................    27,396      27,396
                                                              --------    --------
          Total shareholders' equity........................    48,690      74,631
                                                              --------    --------
          Total capitalization..............................  $116,035    $116,035
                                                              ========    ========


---------------

(1) Includes $6.5 million of capitalized lease obligations.

(2) Excludes, as of December 31, 1996, (i) 194,050 shares of Common Stock issuable upon the exercise of options outstanding, which had a weighted average exercise price of $6.72 per share and of which 122,038 shares were exercisable at a weighted average exercise price of $5.33 per share and (ii) 271,200 shares of Common Stock reserved for future issuance under the Company's Incentive Stock Option Plan. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The balance sheet data as of December 31, 1995 and 1996 and the statement of earnings data for each of the three years in the period ending December 31, 1996 have been derived from the Company's Consolidated Financial Statements for such years, which have been audited by Grant Thornton LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1992, 1993 and 1994 and the statement of earnings data for each of the two years in the period ended December 31, 1993 have been derived from the Company's Consolidated Financial Statements, which were audited by Grant Thornton LLP and which are not included herein. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------
                                                1992       1993       1994       1995       1996
                                               -------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
  Net Sales:
     Reptron Distribution....................  $48,872   $ 71,346   $ 96,003   $140,146   $168,279
     K-Byte Manufacturing....................   34,541     55,661     68,002     83,198    100,658
                                               -------   --------   --------   --------   --------
          Total net sales....................   83,413    127,007    164,005    223,344    268,937
                                               =======   ========   ========   ========   ========
  Gross Profit:
     Reptron Distribution....................    9,968     15,245     18,780     27,500     34,364
     K-Byte Manufacturing....................    4,613      9,023     11,431     12,663     17,485
                                               -------   --------   --------   --------   --------
          Total gross profit.................   14,581     24,268     30,211     40,163     51,849
  Selling, general and administrative
     expenses................................   11,217     16,455     19,051     26,586     35,023
                                               -------   --------   --------   --------   --------
  Operating income...........................    3,364      7,813     11,160     13,577     16,826
  Interest expense...........................    1,363      1,811      1,474      2,767      4,025
                                               -------   --------   --------   --------   --------
  Earnings before income taxes...............    2,001      6,002      9,686     10,810     12,801
  Income tax provision.......................      807      2,400      3,823      4,324      5,148
                                               -------   --------   --------   --------   --------
  Net earnings...............................  $ 1,194   $  3,602   $  5,863   $  6,486   $  7,653
                                               =======   ========   ========   ========   ========
  Net earnings per share.....................  $   .27   $    .81   $   1.03   $   1.05   $   1.24
                                               =======   ========   ========   ========   ========
  Weighted average Common Stock and Common
     Stock equivalent shares outstanding.....    4,442      4,442      5,714      6,170      6,179
                                               =======   ========   ========   ========   ========

                                                                 DECEMBER 31,
                                               -------------------------------------------------
                                                1992      1993      1994       1995       1996
                                               -------   -------   -------   --------   --------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................  $15,660   $28,328   $40,490   $ 75,629   $ 77,231
  Total assets...............................   30,710    51,917    70,073    133,738    138,632
  Revolving Credit Facility..................   13,575    24,042    16,491     52,133     48,550
  Long-term obligations......................    2,188     4,755     4,307     12,977     18,795
  Shareholders' equity.......................    3,834     7,436    34,415     40,948     48,690

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

GENERAL


     The Company has grown rapidly through the implementation of its strategy of integrating value-added distribution services with contract manufacturing. Since the acquisition of K-Byte Manufacturing in 1986, the Company's net sales have increased from approximately $25 million to approximately $269 million in 1996. The Company has also focused on improving its operating margin through such measures as: (i) shifting Reptron Distribution's business mix from standard component sales to higher margin value-added services, which represented approximately 35% of its 1996 net sales; (ii) continuing to increase the number of customers using both of the Company's distribution and contract manufacturing services, thereby lowering overall selling expenses; (iii) investing in facilities and technology in order to improve efficiencies; and (iv) creating a telemarketing operation to more efficiently access smaller volume customers.


     K-Byte Manufacturing offers contract manufacturing services to its customers primarily on a turnkey basis pursuant to customer designs. In turnkey contracts, K-Byte Manufacturing purchases the electronic components and other material used in assembly and charges for these items in addition to its labor and manufacturing costs. For strategic reasons, K-Byte Manufacturing does not pursue consignment business in which the customer supplies the product material and pays only for labor and manufacturing costs. The Company believes that by retaining total responsibility for material procurement it can achieve greater control of the manufacturing process and can leverage the strengths of Reptron Distribution. The marketing cycle for K-Byte Manufacturing engagements tends to span six to twelve months and the start-up phase typically spans another six months. During start-up, significant investments are made by K-Byte Manufacturing and its customers to prepare for the successful launch of the contract manufacturing engagement. K-Byte Manufacturing's contracts with customers address the customers' obligations relative to cancellation, component price increases, engineering change notices, inventory (stores, work-in-process and vendor stock) and payment terms.

     In 1995, in order to expand Reptron's geographic presence, the Company acquired substantially all of the assets and certain liabilities of Cronin Electronics, Inc. and the electronic components distribution business of Western Micro Technology, Inc. (collectively, the "1995 Acquisitions"). The 1995 Acquisitions, which were accounted for using the purchase method, were purchased for a total consideration of $19.5 million, consisting of $12.6 million in cash and the balance in the form of assumed liabilities. These acquisitions accounted for approximately $30.4 million of 1996 total net sales. The 1995 Acquisitions and the opening of an additional sales office enable Reptron Distribution to market to 83% of the total available U.S. market for electronic components (based upon 1996 industry sales) compared to approximately 30% prior to these acquisitions.


     In December 1995, Reptron Distribution created a division devoted solely to selling memory modules. This division sells memory modules primarily to computer integrators and value-added resellers, a customer base not historically served by Reptron Distribution. Sales in this market segment are generally characterized by lower gross margins and lower selling, general and administrative expenses than other sales generated by Reptron Distribution. Sales from this division have increased rapidly and accounted for 10.2% of Reptron Distribution's 1996 net sales (6.4% of the Company's total net sales in 1996).


     Sales for Reptron Distribution and K-Byte Manufacturing are recognized upon shipment, except for sales from in-plant stores. Sales from in-plant stores, which represented 19.8% of Reptron Distribution's and 11.2% of K-Byte Manufacturing's 1996 net sales (16.6% of the Company's total net sales in 1996), are recognized when the customer picks a product from inventory. In-plant inventories are tracked using bar-code labeling technology or frequent inventory counts. Cost of sales for Reptron Distribution includes only the cost of materials (electronic components). Cost of sales for K-Byte Manufacturing includes the cost of materials, labor and manufacturing overhead.

     The Company has centralized many of its operations, including finance, accounting, legal, credit and collections, MIS, human resources and senior management. These functions are performed by personnel in the corporate headquarters in Tampa, who serve both divisions of the Company. Certain economic and integration benefits are realized by centralizing these functions, allowing each division to concentrate on its core business and focus on serving customers without being distracted by administrative issues. The Company believes that through this centralization, it can better control overhead expenses and spread the costs of centralized functions over a larger sales base and thereby increase profitability.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of the Company's total net sales represented by each line item presented, except for Reptron Distribution and K-Byte Manufacturing gross profit, which is presented as a percentage of net sales of the respective segments.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              1994    1995    1996
                                                              -----   -----   -----
Net Sales:
  Reptron Distribution......................................   58.5%   62.7%   62.6%
  K-Byte Manufacturing......................................   41.5    37.3    37.4
                                                              -----   -----   -----
          Total net sales...................................  100.0   100.0   100.0
                                                              =====   =====   =====
Gross Profit:
  Reptron Distribution......................................   19.6    19.6    20.4
                                                              =====   =====   =====
  K-Byte Manufacturing......................................   16.8    15.2    17.4
                                                              =====   =====   =====
          Total gross profit................................   18.4    18.0    19.3
Selling, general and administrative expenses................   11.6    11.9    13.0
                                                              -----   -----   -----
Operating income............................................    6.8     6.1     6.3
Interest expense............................................    0.9     1.2     1.5
                                                              -----   -----   -----
Earnings before income taxes................................    5.9     4.9     4.8
Income tax provision........................................    2.3     2.0     2.0
                                                              -----   -----   -----
Net earnings................................................    3.6%    2.9%    2.8%
                                                              =====   =====   =====

  1996 Compared to 1995

     Net Sales. Total net sales increased $45.6 million, or 20.4%, from $223.3 million in 1995 to $268.9 million in 1996.

     Reptron Distribution's net sales increased $28.2 million, or 20.1%, from $140.1 million in 1995 to $168.3 million in 1996. The memory module division, established in December 1995, accounted for approximately $17.2 million of the increase in net sales in 1996. Approximately $7.0 million of the increase in net sales in 1996 was attributable to the 1995 Acquisitions. In addition, approximately $3.2 million of the increase in 1996 net sales was attributable to net sales from sales offices with greater than twelve months of sales history. The remainder of the net sales increase, approximately $800,000, was generated by a new sales office.

     Sales of semiconductors, passive components and electromechanical components accounted for 74.8%, 20.2% and 5.0%, respectively, of Reptron Distribution's 1996 net sales. The percentage of net sales derived from semiconductor sales increased from 73.8% in 1995 primarily as a result of sales generated by the memory module division, established in December 1995. Sales generated from the top four vendors accounted for approximately $63.0 million, or 37.5% of Reptron Distribution's 1996 net sales.

     K-Byte Manufacturing net sales increased $17.5 million, or 21.0%, from $83.2 million in 1995 to $100.7 million in 1996. Approximately $13.0 million of the increase in net sales was generated by the previously existing K-Byte Manufacturing customer base. The remainder of the increase in net sales, approximately $4.5 million, was generated by sales to new customers.

     Gross Profit. Total gross profit increased $11.6 million, or 29.1%, from $40.2 million in 1995 to $51.8 million in 1996. Gross margin increased from 18.0% in 1995 to 19.3% in 1996.

     Reptron Distribution's gross profit increased $6.9 million, or 25.0%, from $27.5 million in 1995 to $34.4 million in 1996 and gross margin increased from 19.6% in 1995 to 20.4% in 1996. The increase in gross margin in 1996 was primarily the result of an increase in the percentage of sales that were generated from Reptron Distribution's value-added services. Value-added sales generally have higher gross margins than traditional electronic component sales. The increase in gross margin was generated despite the negative impact of lower margin sales generated by the memory module division.

     K-Byte Manufacturing's gross profit increased $4.8 million, or 38.1%, from $12.7 million in 1995 to $17.5 million in 1996. Gross margin increased from 15.2% in 1995 to 17.4% in 1996. Price reductions for many types of electronic components used by K-Byte Manufacturing helped improve gross margin. In addition, the increase in net sales has resulted in spreading overhead costs over a larger sales base, allowing for higher gross margins.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.4 million, or 31.7%, from $26.6 million in 1995 to $35.0 million in 1996. These expenses, as a percentage of net sales, increased from 11.9% in 1995 to 13.0% in 1996. Increases in K-Byte Manufacturing support staff required to manage the increased sales activity accounted for approximately $3.1 million of the increase in selling, general and administrative expenses in 1996. The 1995 Acquisitions accounted for approximately $2.6 million of the increase and the remainder of the increase resulted from higher variable costs associated with the increase in Reptron Distribution's net sales.

     Interest Expense. Interest expense increased $1.2 million, or 45.5%, from $2.8 million in 1995 to $4.0 million in 1996. This increase resulted from a 46.7% increase in the average borrowings outstanding under the Revolving Credit Facility, from $34.3 million in 1995 to $50.3 million in 1996. The increased borrowings were used primarily to fund higher working capital needs.

  1995 Compared to 1994

     Net Sales. Total net sales increased $59.3 million, or 36.2%, from $164.0 million in 1994 to $223.3 million in 1995.

     Reptron Distribution's net sales increased $44.1 million, or 46.0%, from $96.0 million in 1994 to $140.1 million in 1995. Net sales generated from the 1995 Acquisitions, which were consummated in March and July 1995, accounted for approximately $20.1 million of the increase in net sales. The remainder of the net sales increase (approximately $24.0 million, or 25.0%, over 1994 net sales) was generated by the previously established offices of Reptron Distribution.

     Sales of semiconductors, passive components and electromechanical components accounted for 73.8%, 21.0% and 5.2%, respectively, of Reptron Distribution's 1995 net sales. The percentage of 1995 net sales generated by semiconductor sales increased in the second half of 1995 primarily as a result of the component distribution division acquisition of Western Micro Technology, Inc., which generated all of its net sales from semiconductor sales prior to its acquisition by the Company. Sales generated from the top five vendors increased $39.3 million in 1995. Sales from new vendor lines accounted for $9.0 million of Reptron Distribution's 1995 net sales.

     K-Byte Manufacturing's net sales increased $15.2 million, or 22.3%, from $68.0 million in 1994 to $83.2 million in 1995. Sales to four major new customers accounted for approximately $21.1 million of increased sales in 1995. These increases were partially offset by the intentional reduction in sales of approximately $3.0 million to a financially troubled customer. The remainder of the change in net sales resulted from differing customer requirements in 1995.

     Gross Profit. Total gross profit increased $10.0 million, or 32.9%, from $30.2 million in 1994 to $40.2 million in 1995. Gross margin decreased from 18.4% in 1994 to 18.0% in 1995.

     Reptron Distribution's gross profit increased $8.7 million, or 46.4%, from $18.8 million in 1994 to $27.5 million in 1995 and gross margin remained unchanged at 19.6% in both 1994 and 1995.

     K-Byte Manufacturing's gross profit increased $1.2 million, or 10.8%, from $11.4 million in 1994 to $12.7 million in 1995. Gross margin decreased from 16.8% in 1994 to 15.2% in 1995. The decrease in K-Byte Manufacturing's gross margin resulted primarily from a change in the mix of business and reflected competitive market conditions.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.5 million, or 39.6%, from $19.1 million in 1994 to $26.6 million in 1995. These expenses, as a percentage of net sales, increased from 11.6% in 1994 to 11.9% in 1995. The 1995 Acquisitions accounted for approximately $3.5 million of the increase in selling, general and administrative expenses. The remainder of the increase resulted from higher variable costs associated with the increase in net sales.

     Interest Expense. Interest expense increased $1.3 million, or 87.7%, from $1.5 million in 1994 to $2.8 million in 1995. This increase resulted from a 69.3% increase in the average borrowings outstanding under the Revolving Credit Facility from $20.3 million in 1994 to $34.3 million in 1995. The increased borrowings were used primarily to finance the 1995 Acquisitions.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table presents unaudited quarterly operating results for the Company for each of the four quarters in both 1995 and 1996. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated Financial Statements included in this Prospectus and includes all adjustments (consisting of only normal recurring accruals) that management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations for any future period.

                                                               QUARTERS ENDED
                          -----------------------------------------------------------------------------------------
                                             1995                                          1996
                          -------------------------------------------   -------------------------------------------
                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $43,076    $52,873     $59,492    $67,903     $66,551    $66,092     $65,953    $70,341
Gross profit............     8,171      9,515      10,729     11,748      11,982     13,199      12,594     14,074
Operating income........     2,949      3,523       3,692      3,413       3,936      4,183       4,200      4,507
Net earnings............     1,511      1,778       1,713      1,484       1,519      1,905       2,017      2,212
Net earnings per
  share.................   $   .25    $   .29     $   .28    $   .24     $   .25    $   .31     $   .33    $   .36

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has primarily financed its operations through bank credit lines, capital equipment leases and short-term financing through supplier credit lines. Additionally, on April 5, 1994, the Company received net proceeds totaling $21.1 million from its initial public offering, which were used to repay borrowings outstanding under the Revolving Credit Facility.

     Pursuant to the Company's Revolving Credit Facility, four lenders have made available to the Company a $55 million revolving credit facility through June 30, 1999. This facility has been increased temporarily to $60 million through April 30, 1997. The lenders may advance funds to the Company pursuant to two types of loans, each of which bears a separate rate of interest. As long as the Company is not in default under the Revolving Credit Facility, and upon notice to the lender, the Company may convert advances from one type of loan to the other. Interest rates on borrowings outstanding under the Revolving Credit Facility ranged from 7.25% to 8.25% as of December 31, 1996. Borrowings under the Revolving Credit Facility are collateralized by all of the Company's inventory and accounts receivable. The Revolving Credit Facility contains certain financial covenants, including requiring the Company to maintain a minimum tangible net worth, maintain various financial ratios and limit the amount of capital expenditures. In addition, the Revolving Credit Facility requires the financial institutions' approval of annual dividends in excess of the lesser of $1,000,000 or 25% of net earnings, thereby restricting the distribution of the retained earnings of the Company. The Company was in compliance with all financial covenants as of December 31, 1996.

     The Company has entered into various capital lease transactions with several leasing companies to finance capital expenditures, primarily for K-Byte Manufacturing. These leases had an aggregate balance outstanding of $6.5 million as of December 31, 1996. The leases bear interest at rates ranging from 7.4% to 11.1% and expire on various dates through December 2001.

     The Company's operating activities generated cash of approximately $10.6 million in 1996. This increase in liquidity resulted primarily from net earnings of $7.7 million, a $4.3 million decrease in inventories, a $1.4 million decrease in accounts receivable, and a $1.5 million increase in accrued expenses and income taxes payable. These items were offset by a $6.6 million decrease in accounts payable. The decrease in inventory resulted primarily from an improvement in Reptron Distribution's inventory turns from an average of 4.0 times in the fourth quarter of 1995 to 5.3 times in the fourth quarter of 1996. Pricing for dynamic random access memory components declined significantly in the fourth quarter of 1995 resulting in excess inventory priced over the market. This situation was corrected during 1996 primarily through price protection privileges offered by the Company's vendors. K-Byte Manufacturing inventory turns decreased from an average of 4.5 times in December 1995 to 3.0 times in December 1996. The complex process associated with integrating ten new customers, representing approximately 290 different circuit board assemblies, into the K-Byte Manufacturing production process is the primary reason for the reduced inventory turns in December 1996.

     The Company's capital expenditures, including capital leases, were approximately $8.0 million in 1994, $10.2 million in 1995 and $12.8 million in 1996. In 1994, the Company purchased its corporate headquarters building in Tampa, Florida and a 336-acre parcel adjacent to its headquarters for construction of its manufacturing and warehouse facility. These items accounted for approximately $4.0 million of the 1994 capital expenditures total. In 1995, the Company added 22,000 square feet to its K-Byte Manufacturing facility in Gaylord, Michigan and initiated construction on a 150,000 square foot building adjacent to the corporate headquarters in Tampa, Florida. This building is used as the main warehouse for Reptron Distribution and the Tampa K-Byte Manufacturing facility. These items accounted for approximately $3.0 million of the 1995 capital expenditures total. The continuing construction of the 150,000 square foot building accounted for approximately $5.9 million of the 1996 capital expenditures. Reptron Distribution warehouse equipment represented approximately $750,000 of the 1996 total capital expenditures. The remainder of the capital expenditures in years 1994 through 1996 were primarily for the acquisition of manufacturing equipment for use in K-Byte Manufacturing. Capital expenditures during the years 1994 through 1996 were funded through cash flow from operations, capital leases and borrowings under the Revolving Credit Facility. The Company expects that its capital expenditures for 1997 will approximate $4.0 million primarily for machinery and equipment for K-Byte Manufacturing, renovation of the corporate headquarters and an upgrade and expansion of its management information systems.

     The 1995 Acquisitions were financed through a combination of cash and the assumption of specified liabilities. Of the approximately $19.5 million total consideration, approximately $12.6 million was paid in cash with the remainder in the form of the assumption of specified liabilities. The cash payments were funded with borrowings under the Revolving Credit Facility.

     The Company pays for its purchases from foreign sources, including Japanese manufacturers, in U.S. dollars, which reduces the adverse effects of currency fluctuations. The Company has not experienced a substantial adverse effect from currency fluctuations.

     After the application of the net proceeds of the Offering as described in "Use of Proceeds," the Company believes that cash generated from operations and amounts available under the Revolving Credit Facility will be sufficient for the Company to meet its capital expenditures and working capital needs for its operations as presently conducted for the foreseeable future. The Company's future liquidity and cash requirements will depend on a wide range of factors, including the level of business in existing operations, expansion of facilities and possible acquisitions. In particular, if cash flow from operations and available credit facilities are not sufficient, the Company will be required to seek additional financing. While there can be no assurance that such financing would be available in amounts and on terms acceptable to the Company, the Company believes that such financing likely would be available on acceptable terms.

                                    BUSINESS

GENERAL

     The Company is a leading integrated electronics company providing both value-added distribution of electronic components and targeted contract manufacturing services through its two divisions, Reptron Distribution and K-Byte Manufacturing. The two divisions are complementary, enabling the Company to provide customers with a wide range of products and value-added services, as well as a single source for their product, material, assembly and test requirements. Approximately 44% of the Company's 1996 net sales were generated by customers utilizing the services of both divisions. The Company believes that its turnkey approach to manufacturing and distribution distinguishes it in the electronics industry, provides a high level of value to its customers and enables it to obtain sole source relationships with an increasing number of its customers. As a result of the successful implementation of the Company's business strategy, it has increased net sales from approximately $83.4 million in 1992 to $268.9 million in 1996 and net earnings from $1.2 million in 1992 to $7.7 million in 1996.

INDUSTRY OVERVIEW

     Distribution. Most manufacturers of electronics components rely on independent distributors, such as the Company, to extend their marketing operations. As a stocking, marketing, and financial intermediary, a distributor relieves the manufacturer of part of the costs associated with the stocking and selling of their products, including otherwise potentially sizeable investments in inventories, accounts receivable and personnel. At the same time, the distributor offers to a broad range of customers the convenience of diverse inventory, flexible deliveries and a wide range of value-added services to help manage material requirements. The growth of the electronics component distribution industry has been fueled by the growing number of electronic component manufacturers that view their distributors as essential extensions of their marketing organizations and by customers who recognize the value that distributors add to the total material procurement process. According to NEDA, the total North American electronics distribution market grew from $10.2 billion in revenue in 1992 to $21.0 billion in 1996 and is projected to grow to $23.6 billion in 1997.

     Two important trends have developed recently in the U.S. electronic components distribution industry. First, manufacturers of electronic components are reducing the number of distributors who are authorized to sell their products. This trend is the result of the need for electronic component manufacturers to reduce their operating costs. Engaging a smaller number of distributors allows the manufacturer to reduce support staff. Accordingly, the reduced number of authorized distributors must be able to service the majority of the total available U.S. market in order to allow the manufacturer to reduce its distributor base without losing significant market share.

     A second trend in the industry is for an increasing percentage of distribution sales being associated with value-added services. This trend is the result of the need for OEMs to reduce their operating costs. By interacting with distributors through the use of in-plant stores, automated inventory replenishment systems utilizing EDI, outsourcing of product assembly, among other actions, OEMs may reduce their total materials acquisition cost. The distributor assumes a larger role in the management of the supply chain in these types of engagements.

     Contract Manufacturing. The basis for the development of the contract manufacturing industry in recent years has been the increasing reliance of OEMs on contract manufacturing specialists such as the Company for the manufacture of printed circuit board assemblies. As a result of outsourcing manufacturing services, the contract manufacturing industry in the U.S. grew from $6.3 billion in 1992 to $14.5 billion in 1996, a compound annual growth rate of 23.2%. Based on IPC estimates, the U.S. contract manufacturing industry has expanded and will expand at a 21% compound annual growth rate from 1995 through 2000. Some of the advantages OEMs receive as a result of outsourcing are:

          - Reduced Time to Market. Because of the intense competitive pressures and rapidly progressing technology in the electronics industry, OEMs are faced with increasingly short product life-cycles and therefore have a growing need to reduce the time required to bring a product to market.

         OEMs can reduce their time to market by using a contract manufacturer's established manufacturing expertise and infrastructure.

          - Minimized Capital Investment. As electronic products have become more technologically advanced, the manufacturing process has become increasingly automated and highly intricate, and manufacturers have had to invest in new capital equipment at an accelerated rate. Contract manufacturing specialists enable OEMs to gain access to advanced manufacturing facilities and equipment, thereby reducing their overall capital expenditure requirements.

          - Focused Resources. Because the electronics industry is experiencing greater levels of competition and more rapid technological change, many OEMs increasingly seek to focus their resources on activities and technologies that add greater value. By offering turnkey manufacturing services and comprehensive electronic assembly, contract manufacturing specialists permit OEMs to focus on their core business activities, such as product development, marketing and distribution.

          - Access to Leading Edge Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex. OEMs desire to work with contract manufacturing specialists in order to gain access to their technological expertise in process development and control.

          - Improved Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using a contract manufacturing specialist's volume procurement capabilities and expertise in inventory management. By utilizing a contract manufacturing specialist, OEMs frequently can better manage inventory costs and increase their return on assets.

     The increasing cost of automated equipment used in the industry, the working capital requirements relating to inventory and the additional services that contract manufacturers are providing, make it more difficult for smaller contract manufacturers and start-up companies to compete with the services provided by larger, well-capitalized companies. Additionally, the purchasing power generated by the volumes of material purchased by larger contract manufacturers makes it difficult for smaller manufacturers to be price competitive. The Company believes that these factors are driving consolidation in the industry and may provide opportunities for growth through acquisitions.

STRATEGY

     The Company's principal business objective is to expand its presence as a leading integrated electronics distributor and contract manufacturer. In order to implement its objective, the Company has formulated a strategy based upon the following key elements:

     - Capitalize on the Advantages of Integration. The Company operates as an integrated electronics company that provides value-added distribution of electronic components and targeted contract manufacturing services. Reptron Distribution emphasizes its value-added services as a method to lower the customer's total material acquisition costs. The Company believes that K-Byte Manufacturing provides Reptron Distribution with a significant advantage over its major competitors that lack in-house contract manufacturing operations by broadening the selection of products and services that can be offered to Reptron Distribution's customers. Similarly, Reptron Distribution provides K-Byte Manufacturing with advantages over other contract manufacturers because of its access to Reptron Distribution's field sales force, large customer base and expertise in component purchasing. Of K-Byte Manufacturing's 36 customers in 1996, 32 are also Reptron Distribution customers.

     - Increase Sales from Value-Added Services. The Company seeks to enhance sales by providing value-added services. Reptron Distribution has developed a comprehensive value-added service offering which includes inventory control programs (e.g., bonded, consigned, just-in-time), in-plant stores, automated inventory replenishment systems utilizing EDI technology, component programming, custom display integration and contract manufacturing (through K-Byte Manufacturing). These value-added programs allow the OEMs to reduce their total acquisition costs for materials. An increasing percentage of industry sales are generated from value-added engagements, and management believes the Company is well positioned to capitalize on this trend. In 1996, approximately 35% of Reptron Distribution's net sales were generated through value-added services.

     - Target Contract Manufacturing Customers in Specific Market Segments. The Company follows a well-defined strategy in its contract manufacturing business. K-Byte Manufacturing focuses on complex assemblies in low-to-medium volumes for commercial and industrial customers. Additionally, the Company seeks customers that will utilize K-Byte Manufacturing's ability to assemble customers' products by integrating printed circuit board assemblies into other elements of the customers' products (sometimes referred to as total "box build"). The Company also seeks customer relationships in which K-Byte Manufacturing is the primary source and avoids engagements requiring an overflow supplier. K-Byte Manufacturing targets customers in a variety of industries to establish a diversity among customers and industries served.

     - Leverage Investments Made in its Manufacturing Facilities. The Company has invested in facilities that will allow it to expand its business. The Company believes its combined manufacturing facilities can accommodate the equipment and infrastructure capable of generating approximately $225 million in annual contract manufacturing net sales based on the types of business currently transacted by K-Byte Manufacturing. K-Byte Manufacturing's sales totaled approximately $101 million in 1996 and, consequently, there is substantial capacity to support K-Byte Manufacturing's future sales growth. Management believes that significant opportunities exist for additional business from present and new customers which will utilize the fixed investment already made in these facilities.

     - Expand into New Geographic Areas and Increase Penetration in Existing Markets. The Company seeks to expand its operations into geographic areas that it currently does not serve and to increase its presence in existing markets. Reptron Distribution currently serves approximately 83% of the total available U.S. market (based upon 1996 industry sales). However, the Company believes that significant opportunities exist to expand its business in existing regions and into new regions either by acquiring distributors in these markets or by opening new sales offices. Specifically, the Company intends to expand K-Byte Manufacturing within the Company's western region to better capture opportunities in that area.

REPTRON DISTRIBUTION

     The Company was founded in 1973 in Detroit as a distributor of electronic components. From 1973 through 1989, the Company expanded by opening nine sales offices in the midwestern and southeastern U.S. Additional expansion has been generated through a series of acquisitions:

        - In 1993, the Company acquired a distributor with offices in Philadelphia, Pennsylvania and Baltimore, Maryland.

        - In 1995, the Company acquired a distributor (Cronin Electronics) with offices in Boston, Massachusetts and Hartford, Connecticut.

        - In 1995, the Company acquired the electronic component distribution business of Western Micro Technology, Inc. with offices in Boston, Massachusetts; Irvine, Los Angeles, San Diego and San Jose, California; Portland, Oregon; and Seattle, Washington.

     Reptron Distribution now operates from 20 sales offices that allow the Company to market to approximately 83% of the total available electronic components market in the U.S.

     Products. Reptron Distribution sells over 60 vendor lines and distributes more than 35,000 separate items. The products that the Company distributes can be broadly divided into three main groups: semiconductors, passive products and electromechanical components.

     Semiconductors accounted for approximately 75% of Reptron Distribution's net sales in 1996. Reptron Distribution's product offering includes application specific integrated circuits ("ASICs"), a variety of memory devices (e.g., dynamic, static, programmable) and microprocessors and controllers produced by 25 vendors. The Company represents a number of leading semiconductor manufacturers, including Chips & Technologies, Hitachi, NEC, OKI, Orbit Semiconductor and Sharp. Passive products and electromechanical components accounted for the remaining 25% of Reptron Distribution's 1996 net sales. Among these components are capacitors, resistors, relays, power supplies and connectors manufactured by over 35 vendors, such as Astec, Dale, Potter & Brumfield and Sprague. Reptron Distribution's largest four vendor lines represented 37.5% of Reptron Distribution's 1996 net sales (23.4% of the Company's total net sales in 1996). See "Risk Factors -- Customer Concentration and Other Factors Affecting Operating Results."

     In December 1995, Reptron Distribution created its K-Byte Memory Module division, which is devoted solely to selling memory modules. This memory module division employs a separate sales and support staff that focuses on a different market niche and customer base than was previously serviced by Reptron Distribution. This division sells primarily to computer integrators and value-added resellers. Sales in this niche are generally characterized by higher volumes, lower gross margins and lower selling, general and administrative expenses than other electronic component sales generated by Reptron Distribution. Sales from the memory module division have increased rapidly and accounted for 10.2% of Reptron Distribution's net sales in 1996 (6.4% of the Company's total net sales in 1996).

     Services. Reptron Distribution complements its product offerings with a wide range of value-added services, including inventory control programs (e.g., bonded, consigned, just-in-time), in-plant stores, automated inventory replenishment systems utilizing EDI technology, component programming, custom display integration and contract manufacturing (through K-Byte Manufacturing). The Company believes these programs and services are increasingly required by customers because they allow customers to decrease the number of suppliers they use and to increase profitability. In 1996, approximately 35% of Reptron Distribution's net sales were generated through value-added services. The Company believes that an increasing percentage of Reptron Distribution's net sales will be generated through value-added services as customers continue to search for ways to reduce costs. The Company has invested significantly in capital equipment and support staff to help increase net sales from value-added services. For its vendors, Reptron Distribution has developed product promotion and customer identification programs that help vendors build recognition of individual products and target and market to specific types of customers.

     Vendors. In selecting vendors to represent, Reptron Distribution considers numerous factors, including product demand, availability and compatibility with existing product lines. Reptron Distribution has non-exclusive, geographically limited agreements with its vendors for the sale of their products, which is customary in the industry. Reptron Distribution's agreements with vendors do not restrict the Company from selling similar products manufactured by competitors of its vendors, and typically allow termination by either party upon 30 to 90 days' notice.


     Reptron Distribution's vendors generally protect the Company against potential write-downs of inventories based upon vendors' price reductions or technological change. Under the terms of most of Reptron Distribution's distributor agreements, if the Company complies with certain conditions, the vendor is required, pursuant to price protection privileges, to credit the Company for decreases in inventory value resulting from reductions in the vendor's list prices of the items. In addition, under the stock rotation terms of Reptron Distribution's distributor agreements, the Company has the right to return to the vendor for credit against current obligations or future orders a specified portion of those inventory items purchased within a designated period. A vendor that elects to terminate a distributor agreement is generally required to purchase from the Company the total amount of its products carried in inventory. The Company believes that its distributor agreements are on terms and conditions consistent with industry standards. Most of the components sold through the memory module division formed in December 1995 are not supplied under distributor agreements with the Company's vendors and, consequently, this inventory is not subject to price protection and stock rotation privileges. However, the majority of these components are not purchased until the Company has received a customer purchase order for their sale.

     Sales and Marketing. Reptron Distribution has developed a focused sales strategy. Large key accounts are identified in each market and field sales personnel are assigned to serve these accounts directly. All other customers in each market are served by telemarketers from the local market or from corporate headquarters. The telemarketers also service customers in regions of the country where the Company does not have a sales office.

     Reptron Distribution's marketing plan also includes catalog sales, direct mail, print advertising, field sales events, customer identification programs, seminars and public relations efforts. The Company periodically publishes product catalogs. These catalogs complement the efforts of the sales force by extending the reach of the sales force beyond the immediate areas of the established offices and by building customer awareness of Reptron Distribution's name and product line.

     Customers. Reptron Distribution has over 9,000 customers located throughout the United States. The largest customer of the Company, Tellabs, Inc., is a customer of both Reptron Distribution and K-Byte Manufacturing. In 1996, this customer accounted for approximately 15.7% of Reptron Distribution's net sales, 6.9% of K-Byte Manufacturing's net sales and 12.4% of the Company's total net sales. In 1995, Tellabs, Inc. accounted for approximately 6.4% of Reptron Distribution's net sales, 9.4% of K-Byte Manufacturing's net sales and 7.5% of the Company's total net sales. Reptron Distribution's customers are in diverse industries, including robotics, telecommunications, computers and computer peripherals, consumer electronics, healthcare, industrial controls and contract manufacturing.

     Training. A key element of the Company's operating philosophy is the training of its employees in order to establish technical competency and to assist in uniform application of the Company's procedures throughout its office network. Reptron Distribution maintains a formal "Reptron University" training program and all of Reptron Distribution's employees are required to participate in these training classes. Additionally, field training takes place on a weekly basis in the sales offices. The Company has also created a 16-18 month program for developing product marketing managers.

     Property and Offices. The Company owns a 77,500-square foot facility in Tampa, Florida, which houses centralized corporate support personnel, management staff and executive offices for Reptron Distribution and K-Byte Manufacturing. Reptron Distribution's main warehouse is located in a portion of a newly-constructed 150,000-square foot facility located adjacent to the Company's Tampa headquarters. Substantially all Reptron Distribution shipments originate from this warehouse.

     The Company also leases 20 sales offices for Reptron Distribution. Lease terms on these facilities range from three to five years and expire at various dates through June 2001. The table below shows the location of each office and the date it was established.

OFFICE                                                        DATE ESTABLISHED
------                                                        ----------------
Detroit, Michigan...........................................        1973
Chicago, Illinois...........................................        1979
Tampa, Florida..............................................        1982
Atlanta, Georgia............................................        1985
Ft. Lauderdale, Florida.....................................        1985
Minneapolis, Minnesota......................................        1986
Cleveland, Ohio.............................................        1988
Huntsville, Alabama.........................................        1988
Raleigh, North Carolina.....................................        1989
Philadelphia, Pennsylvania..................................        1993
Baltimore, Maryland.........................................        1993
San Jose, California........................................        1994
Boston, Massachusetts.......................................        1995
Hartford, Connecticut.......................................        1995
Hauppauge (Long Island), New York...........................        1995
Irvine, California..........................................        1995
Portland, Oregon............................................        1995
San Diego, California.......................................        1995
Seattle, Washington.........................................        1995
Salem, New Hampshire........................................        1996

K-BYTE MANUFACTURING

     The Company entered the contract manufacturing business through its acquisition of K-Byte Manufacturing in 1986. K-Byte Manufacturing's net sales have grown from approximately $2 million in 1986 to approximately $101 million in 1996.

     Manufacturing Operations. K-Byte Manufacturing provides turnkey manufacturing services, including the purchase of customer-specified components from its extensive network of component suppliers (including Reptron Distribution), assembly of components onto printed circuit boards and performance of post-production testing. In addition, approximately 21% of K-Byte Manufacturing's 1995 and 1996 net sales were generated by total box build assembly. K-Byte Manufacturing attempts to perform as much of a given manufacturing process as is feasible and generally does not perform labor-only, consignment assembly functions unless they provide a direct route to turnkey contracts.

     K-Byte Manufacturing provides design-for-manufacturability engineering services as well as SMT conversion and printed circuit board layout services for existing products. The Company also provides test process design capabilities that include the design and development of test fixtures and procedures and software for both in-circuit tests and functional tests of circuit boards, components and products.

     In its contract manufacturing services, the Company offers both SMT and PTH interconnection technologies. SMT is a computer-automated process that allows the placement of a higher density of components directly on both sides of a printed circuit board. The SMT process is a more recent advancement over the mature PTH technology which normally permits electronic components to be attached to only one side of a printed circuit board by inserting components into holes drilled through the board. The SMT process allows OEMs to use advanced circuitry, while at the same time permitting the placement of a greater number of components on a printed circuit board without having to increase the size of the board. By allowing increasingly complex circuits to be packaged with the components placed in closer proximity to each other, SMT greatly enhances circuit processing speed and thus board and system performance. The SMT process allows a reduction in the number of printed circuit boards required per system and allows the use of more fully automated production processes.

     K-Byte Manufacturing performs PTH assembly both manually and with computer-automated component insertion and soldering equipment. Although SMT is the leading interconnection technology, the Company intends to continue providing PTH assembly services for its customers. PTH is of continuing viability because most printed circuit boards assembled using SMT require some PTH assembly. In addition, certain current and prospective customers have not shifted or do not wish to change their manufacturing process to utilize SMT.

     K-Byte Manufacturing is able to manage its materials procurement and inventory management functions efficiently through its relationship with Reptron Distribution. The inherent scheduling and procurement challenges in low-to-medium volume production of a large number of different circuit board assemblies requires a high level of expertise in material procurement. K-Byte Manufacturing currently manages a supply chain that provides approximately 56,000 different part types that are required to produce approximately 2,000 different kinds of circuit board assemblies. K-Byte Manufacturing obtains its electronic components from a wide variety of manufacturers, some of which are procured through Reptron Distribution. The Company developed this materials procurement competency through its experience as a component distributor.

     Marketing and Customers. K-Byte Manufacturing follows a well-defined marketing strategy, which includes the following key elements:


          - Target Customers Requiring Low-to-Medium Volume Production of Multiple Products. K-Byte Manufacturing focuses on complex assemblies in low-to-medium volumes for commercial and industrial customers. The Company has not been a manufacturer of high volume printed circuit board assemblies for personal computers, consumer products or the automotive industries, which typically have relatively low gross margins. K-Byte Manufacturing targets customers requiring a high number of different circuit board assemblies, thereby minimizing the exposure to any one product made for a specific customer. This market niche typically generates higher gross margins than the high volume sector. K-Byte Manufacturing focuses on the low-to-medium volume batch business because of its reduced volatility. K-Byte Manufacturing has access to a significant number of these kinds of customers through its relationship with Reptron Distribution.


          - Target Customer Relationships where K-Byte Manufacturing is the Primary Source. K-Byte Manufacturing seeks engagements with customers that have decided to strategically outsource substantially all circuit board assembly. Consequently, K-Byte Manufacturing markets its services as a "partnership" with the customer and encourages the customer to view K-Byte Manufacturing as an extension of its own manufacturing capabilities. The Company attempts to avoid relationships where K-Byte Manufacturing is used as an overflow supplier to level peak volume periods for its customers.


          - Maintain a Diverse Customer and Industry Base. The Company targets customers in the telecommunications, healthcare devices, banking and industrial controls industries and seeks to maintain a diversity of customers among these industries and within each industry. In addition, the Company believes that the industries that it targets make products that generally have longer life cycles, more stable demand and less price pressure compared to consumer oriented products.


     The marketing cycle for customers meeting these criteria ranges from six-to-twelve months. Additionally, the start-up phase for these kinds of engagements spans another six months. During this phase, significant investments are made by K-Byte Manufacturing and the customer to successfully launch a high number of different, complex circuit board assemblies. K-Byte Manufacturing works closely with its customers in all phases of design, start-up and production and develops a close working relationship with the customer. These relationships and the investments made both in time and financial resources by the customer and K-Byte Manufacturing promote long-term customer loyalty.

     Reptron Distribution provides a comprehensive marketing effort for K-Byte Manufacturing. Reptron Distribution has approximately 85 field sales personnel who transact business with over 9,000 customers and are trained to identify potential customers for K-Byte Manufacturing. The Reptron Distribution sales personnel are motivated through sales commissions to promote K-Byte Manufacturing.

     Using the Reptron Distribution sales force to market K-Byte Manufacturing has proven to be successful as 32 of 36 customers serviced by K-Byte Manufacturing in 1996 have come from the Reptron Distribution channel. Additionally, the use of the Reptron Distribution sales force reduces the overall selling costs for K-Byte Manufacturing. Other contract manufacturers often use commissioned manufacturers' sales representatives, which is generally a more costly method of selling.

     K-Byte Manufacturing seeks to maintain diversity within its customer base and industries served. K-Byte Manufacturing served approximately 36 customers in 1996 with the largest three customers representing only 15.9%, 9.9% and 8.9% of K-Byte Manufacturing's 1996 net sales (6.0%, 3.7% and 3.3% of the Company's total net sales in 1996). The following table sets forth the number of customers and percentage of K-Byte Manufacturing sales derived from various industries for 1995 and 1996.

                                                          1995                     1996
                                                 ----------------------   ----------------------
INDUSTRY                                         CUSTOMERS   % OF SALES   CUSTOMERS   % OF SALES
--------                                         ---------   ----------   ---------   ----------
Industrial/Instrumentation.....................      7          21.9%        11          24.6%
Telecommunications.............................      4          22.8%         6          22.3%
Banking........................................      2          19.9%         2          20.2%
Healthcare.....................................      4          10.5%         5          15.1%
Mass Storage...................................      2           8.9%         2           8.5%
Office Products................................      2           7.7%         2           7.3%
Other..........................................      4           8.3%         8           2.0%

     Training. The Company believes that its highly trained and productive work force is an essential element in its ability to compete effectively, and the Company is committed to investing in training its employees. K-Byte Manufacturing has developed a formal training program taught by Company employees at an in-house "K-Byte Academy," which includes classes in technical training and employee personal skills in areas such as communication, team building and leadership. Additionally, K-Byte Manufacturing cross-trains its employees to perform multiple job functions.

     Manufacturing Facilities. K-Byte Manufacturing operates three plants. The Gaylord, Michigan facility is owned by the Company and was constructed in 1988. The Company completed a 22,000 square foot addition to this plant in 1995 and this facility now totals approximately 72,000 square feet. The Tampa, Florida 150,000 square foot manufacturing and warehouse facility was completed in the first quarter of 1997. These manufacturing facilities are equipped with advanced SMT assembly equipment and PTH insertion equipment. The Company has a variety of automated and manual test equipment capable of performing in-circuit and functional testing, as well as a skilled staff of technicians who perform customer-specific or product-specific testing requirements. The Saline, Michigan plant is located in a 15,000 square foot, rented building. This facility is equipped for prototype assembly and shorter production runs, services that cannot be efficiently provided at the larger plants.

     The Company believes the three facilities, depending on product mix, can accommodate the equipment and infrastructure capable of generating approximately $225 million in annual contract manufacturing net sales based on the kinds of business currently transacted by K-Byte Manufacturing. The Tampa, Florida manufacturing plant accounted for 60.4% of K-Byte Manufacturing's 1996 net sales with the Gaylord, Michigan plant totaling 36.0% of 1996 net sales, and the Saline, Michigan, short production run plant accounting for the remaining 3.6%.

COMPETITION

     Both Reptron Distribution and K-Byte Manufacturing face substantial competition. Many of the Company's competitors in each division have significantly greater financial resources and broader name recognition than the Company. Reptron Distribution faces competition from hundreds of electronic component distributors of various sizes, locations and market focuses (e.g., military, commercial, consumer) and competes principally on the basis of product selection and value-added customer service. Vendor representation and product diversity create a segmentation among distributors. Reptron Distribution has several primary competitors that carry similar significant Japanese semiconductor vendors. Reptron Distribution attempts to differentiate itself from these competitors through its wide offering of value-added services, including contract manufacturing (through K-Byte Manufacturing). To the Company's knowledge, no significant competitor offers customers the combination and versatility of a leading national distributor with substantial in-house contract manufacturing capability.

     K-Byte Manufacturing competes in a highly fragmented market composed of a diverse group of U.S. based contract manufacturers. The Company believes that the key competitive factors in its markets are manufacturing flexibility, price, manufacturing quality, advanced manufacturing technology and reliable delivery. Many contract manufacturers operate high-volume facilities and focus on target markets, such as the computer industry, that K-Byte Manufacturing does not seek to serve. K-Byte Manufacturing considers its key competitive advantages to include its expertise in low-to-medium volume, flexible batch processing, its provision of value-added services and its material management techniques (as a result of its integration with Reptron Distribution). The Company believes that K-Byte Manufacturing's expertise in flexible, batch processing differentiates it from its high-volume competitors because of the relative complexity of economically fulfilling a large number of batch contracts. The Company believes that by focusing on low-to medium-volume production runs, by manufacturing products using Reptron Distribution's product line and by leveraging Reptron Distribution's sales force and customer base, K-Byte Manufacturing competes effectively. See "Risk Factors -- Competition; Effects on Gross Margin."

MANAGEMENT INFORMATION SYSTEMS

     The Company has made significant investments in computer hardware, software and MIS personnel. The MIS department totals 14 individuals who are responsible for hardware upgrades, maintenance of current software and related data bases and augmenting software packages with custom programming.

     The Company operates MIS for both Reptron Distribution and K-Byte Manufacturing with UNIX-based software packages. Reptron Distribution operates an integrated distribution software package that has been greatly enhanced with custom programming. This system allows management to direct the entire Reptron Distribution operation by connecting all 20 sales offices to the corporate headquarters. In 1996, Reptron Distribution significantly upgraded the software that operates its main warehouse in Tampa, Florida. This upgrade combines bar code technology with sophisticated conveyor systems and storage of electronic components. The entire warehouse system is controlled and organized by software written and implemented by the Company's MIS staff. The Reptron Distribution software package accommodated the integration of the 1995 Acquisitions and is expected to be sufficient for the Company's growth for the foreseeable future. K-Byte Manufacturing operates an integrated MRP II package that has also been greatly enhanced by the Company's MIS staff through custom programming. This system is used to operate and integrate all three manufacturing plants with central administrative functions. The K-Byte Manufacturing software system is also expected to accommodate the Company's growth for the foreseeable future.

     The UNIX-based software used by the Company may be operated on a variety of hardware platforms. Therefore, the Company is not restricted to the use of computer hardware from any one supplier and does not have the constraints associated with proprietary hardware or software. The Company will be upgrading and expanding to a client server based system beginning in 1997. This Windows based system should improve productivity and facilitate the integration of internet and intranet software applications. The Company currently maintains a web home page that provides a wide variety of information as well as links to vendors and customers.

BACKLOG

     Backlog of Reptron Distribution as of December 31, 1996 was approximately $36.6 million, as compared to approximately $49.3 million at December 31, 1995. Reptron Distribution includes in backlog only those product shipment orders for which a confirmed customer order has been received as of the date on which the backlog is computed. A growing percentage of Reptron Distribution's sales are generated through its in-plant store value-added program. These orders are not included in backlog as the booking and billing are both recorded when the customer picks inventory from the in-plant store. In 1996, 19.8% of Reptron Distribution's net sales were generated by in-plant stores as compared to 8.9% in 1995. Backlog for K-Byte Manufacturing totaled $38.8 million as of December 31, 1996 and $27.9 million as of December 31, 1995. K-Byte Manufacturing includes in backlog only specific purchase orders or product releases that it has received under manufacturing agreements it has established with customers. Typically, customers release orders to K-Byte Manufacturing in 120-day increments. Because of the possibility of customer changes in delivery schedules, cancellations of orders and potential delays in product shipment and performance, the Company's backlog on any particular date may not be indicative of sales for any succeeding period.

EMPLOYEES

     As of January 1, 1997, the Company employed 1,242 persons, of whom 328 were dedicated to Reptron Distribution, 889 were dedicated to K-Byte Manufacturing and 25 were corporate employees. The Company has no collective bargaining agreements with any of its employees, has never experienced any material labor disruption and is not aware of any current efforts or plans to organize its employees.

LEGAL PROCEEDINGS

     The Company is, from time to time, involved in litigation relating to claims arising out of its operations in the ordinary course of business. The Company believes that these claims, individually or in the aggregate, are not likely to have a material adverse effect on the Company's business, results of operations and financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:


NAME                                        AGE                      POSITION(S)
----                                        ---                      -----------
Michael L. Musto(1).......................  55    President, Chief Executive Officer, and Director
Paul J. Plante............................  39    Chief Operating Officer, Chief Financial Officer,
                                                  Treasurer, and Director
Patrick J. Flynn..........................  56    President -- K-Byte Manufacturing
Gary G. Bolohan...........................  42    Executive Vice President -- Reptron Distribution
Robert M. Moore...........................  61    Vice President -- Corporate Operations
Michael R. Nichols........................  40    Vice President -- Sales
Leigh A. Adams(1)(2)......................  32    Corporate Credit Manager, Secretary, and Director
William L. Elson(3).......................  49    Director
Barry M. Alpert(3)........................  56    Director


---------------

(1) Mr. Musto and Ms. Adams serve on the Company's Stock Option Committee.
(2) Ms. Adams is the daughter of Mr. Musto.
(3) Messrs. Alpert and Elson serve on the Company's Audit and Compensation Committees.

     MICHAEL L. MUSTO. Mr. Musto has been the President, Chief Executive Officer and a director of the Company since its inception in 1973. Prior to 1973, Mr. Musto worked for nine years in electronic components distribution for Northland Electronics and Diplomat Electronics.

     PAUL J. PLANTE. Mr. Plante was appointed Chief Operating Officer of the Company in January 1997 and has been a director since 1994. Mr. Plante has been employed by the Company since 1986 as its Vice President of Finance, Chief Financial Officer and Treasurer. He was Controller of K-Byte Manufacturing, which is now a division of the Company, during the period 1983-1986. Prior to 1983, Mr. Plante worked for a regional accounting firm (1980-83). Mr. Plante is a Certified Public Accountant and is a graduate of Michigan State University, with a Bachelor of Arts degree in accounting. He also has an MBA degree from the University of South Florida.

     PATRICK J. FLYNN. Mr. Flynn has been employed by the Company since 1986 as President of K-Byte Manufacturing. He has over 30 years of experience in the electronics business. He was employed by the KTB Group (an engineering firm) in Detroit from 1966 to 1983. During his employment with the KTB Group, Mr. Flynn served in a number of capacities, including as Executive Vice President and Chief Operating Officer. He purchased K-Byte Manufacturing from the KTB Group in 1983 and was the sole owner of K-Byte Manufacturing prior to its acquisition by the Company in 1986. Mr. Flynn is a graduate of the University of Detroit with a Bachelor of Science degree in electrical engineering.


     GARY G. BOLOHAN. Mr. Bolohan was promoted to Executive Vice President of Reptron Distribution in 1990. In this role, Mr. Bolohan is responsible for all aspects of the operations of Reptron Distribution. Prior to his current position, Mr. Bolohan held several positions, including Vice President of Product Marketing (1989-1990), midwest regional sales manager (1985-1989), general manager of the Detroit sales office (1983-1985), and field salesperson. Mr. Bolohan has been employed by the Company since 1978.


     ROBERT M. MOORE. Mr. Moore joined the Company in 1990 as Corporate Director of Operations and became Vice President of Corporate Operations in 1992. His previous experience includes: President of Moore Investment Corp., a consulting firm (1988-1990); President of Bufkor, Inc., a manufacturer of jewelry packaging and displays (1986-1988); Senior Vice President and Chief Financial Officer of Duro Bag Manufacturing Company (1982-1986); and Vice President of Finance of Tresler Oil Company Division,

Ashland Oil, Inc. (1977-1982). Mr. Moore is a graduate of the University of Cincinnati with a Bachelor of Science degree in management.

     MICHAEL R. NICHOLS. Mr. Nichols was promoted to Vice President of Sales in 1990. He is responsible for all sales activity for Reptron Distribution and is instrumental in generating sales opportunities for K-Byte Manufacturing. Prior to his current role, Mr. Nichols held several positions with the Company, including southeast regional sales manager (1985-1990), sales manager for the Tampa sales office (1982-1985), and field salesperson. Mr. Nichols has been employed by the Company since 1978. He is a graduate of the University of Florida with a Bachelor of Arts degree in management and marketing.

     LEIGH A. ADAMS. Ms. Adams serves as the Company's Secretary and has been a director since 1994. Ms. Adams joined the Company in 1982 and has served in a number of administrative posts, including Operations Manager (1989-1991) and Corporate Credit Manager (1991-present).

     WILLIAM L. ELSON. Mr. Elson has served as the Company's outside general counsel since 1979 and has been a director since 1994. He has practiced as a sole practitioner since 1975 and worked for Coopers & Lybrand from 1973 to 1975. Mr. Elson is a Certified Public Accountant and is a graduate of Wayne State University, with a J.D. degree and a Bachelor of Science degree in accounting.

     BARRY M. ALPERT. Mr. Alpert currently is a Managing Director at Raymond James & Associates, Inc. Mr. Alpert has served as Vice President and then as Senior Vice President of Investment Banking for Robert W. Baird & Co. Incorporated from 1991-1997. Since 1989, Mr. Alpert has served as President and Chief Executive Officer of Alpert Financial Group, Inc. (a family investment holding company). From 1989-1993, Mr. Alpert served as Vice Chairman of Colony Bank. Mr. Alpert holds a graduate degree in banking from the University of Wisconsin and a BS/BA degree from Roosevelt University. He has been a director since 1995.

     Directors are elected by the Company's shareholders and serve until their successors are elected and qualified. Directors are divided into three classes and serve staggered terms that expire at the 1997, 1998 and 1999 annual meeting of shareholders. Terms of the directors expire as follows: Ms. Adams in 1997, Messrs. Alpert and Elson in 1998 and Messrs. Musto and Plante in 1999. Directors for each class are elected at the annual meeting of shareholders held in the year in which the term for such class expires and serve thereafter for three years or until their earlier resignation or removal or until their successors are elected and qualified.


     Directors who are not employees of the Company are paid $6,000 annually plus $1,000 for each Board meeting attended, and $1,000 for each committee meeting attended if such meeting occurs on a day other than a scheduled meeting of the Board of Directors. In addition, the Company has reserved 50,000 shares of Common Stock for the future grant of stock options to non-employee directors. During 1995, Barry Alpert was granted options to purchase 5,000 shares of Common Stock at an exercise price of $14.375 per share. These options vest 50% per year beginning one year from the option grant date. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors.


     All executive officers are elected annually by and serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information concerning the compensation earned during 1994, 1995 and 1996 by the Company's Chief Executive Officer and its four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                         SUMMARY COMPENSATION TABLE(1)


                                                         ANNUAL COMPENSATION
                                                         --------------------       ALL OTHER
                                                         SALARY        BONUS       COMPENSATION
         NAME AND PRINCIPAL POSITION           YEAR      ($)(2)         ($)           ($)(3)
         ---------------------------           ----      -------      -------      ------------
Michael L. Musto.............................  1996      400,000           --           41
  President and Chief Executive Officer        1995      381,000           --           41
                                               1994      350,000       37,250           40
Paul J. Plante...............................  1996      200,000           --          941
  Chief Operating Officer and                  1995      150,000           --          941
  Chief Financial Officer                      1994      130,000       20,000          940
Patrick J. Flynn.............................  1996      225,000           --          941
  President -- K-Byte Manufacturing            1995      225,000           --          941
                                               1994      120,000      105,000          940
Gary G. Bolohan..............................  1996      225,000           --           41
  Executive Vice President -- Reptron
     Distribution                              1995      225,000           --           41
                                               1994      120,000      105,000          940
Michael R. Nichols...........................  1996      200,000           --           41
  Vice President -- Sales                      1995      189,000           --          941
                                               1994      156,000       19,000          490


---------------

(1) The aggregate amount of perquisites and other personal benefits, if any, did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each Named Executive Officer and has therefore been omitted.
(2) Includes any amount deferred by the Named Executive Officer pursuant to the Company's 401(k) plan.
(3) Includes $41 annual premium paid by the Company for a $10,000 life insurance policy for each of the Named Executive Officers. Also includes the amount contributed by the Company to the account of each Named Executive Officer under the Company's 401(k) plan.

     Aggregated Options Table. The following table sets forth information concerning options held by the Named Executive Officers at the end of 1996. No stock options were exercised during 1996.


                                                      NUMBER OF               VALUE OF
                                                     SECURITIES             UNEXERCISED
                                                     UNDERLYING             IN-THE-MONEY
                                                     UNEXERCISED             OPTIONS AT
                                                  OPTIONS AT FISCAL         FISCAL YEAR-
                                                     YEAR-END(#)             END($)(1)
                                                   EXERCISABLE(E)/        EXERCISABLE(E)/
NAME                                              UNEXERCISABLE(U)        UNEXERCISABLE(U)
----                                             -------------------   ----------------------
Michael L. Musto...............................          --                      --
Paul J. Plante.................................  37,500(E)/12,500(U)   $585,938(E)/195,313(U)
Patrick J. Flynn...............................  41,250(E)/13,750(U)   $644,531(E)/214,844(U)
Gary G. Bolohan................................          --                      --
Michael R. Nichols.............................          --                      --


---------------

(1) Represents the dollar value of the difference between the value at December 31, 1996 and the option exercise price of unexercised options at December 31, 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, the Compensation Committee consisted of Messrs. Alpert and Elson. Mr. Alpert and Mr. Elson are outside directors. Set forth below is a description of certain transactions and relationships between a Compensation Committee member and the Company.

     The Company leased one of its sales offices (located in Tampa, Florida) from the brother-in-law of a member of the Board of Directors, Barry M. Alpert. This lease was entered into in 1994 for a term of two years. In 1994, 1995 and 1996, rent expense on this facility totaled $59,289, $65,781 and $59,752, respectively, which management believes to be comparable to the rent that would have been paid to an unrelated party. This lease has now been terminated.

     William L. Elson received $178,000, $234,850 and $184,600 in fees for legal services rendered to the Company during 1994, 1995 and 1996, respectively.

                              CERTAIN TRANSACTIONS

     The Company leases an aircraft from a corporation controlled by Mr. Musto. The Company is responsible for all costs associated with the operation of the aircraft, including fuel, maintenance, storage and crew salary and expenses. To the extent that Mr. Musto uses the aircraft for personal purposes, he reimburses the Company for the costs associated with such personal use. The Company believes that the rent paid for the aircraft is comparable to the rent that would be paid to an unrelated third party. Rent paid for the use of the aircraft totaled approximately $156,000 in 1994, $74,000 in 1995 and $240,000 in 1996.

     The Company leases one of its Reptron Distribution sales offices (located in Detroit, Michigan) from Michael L. Musto. This facility was the headquarters of the Company before the relocation to Tampa in 1986. The building includes office and warehouse space and totals approximately 10,000 square feet. Rent expense on this facility totaled $69,000 in 1994 and $68,000 in each of 1995 and 1996, which management believes to be comparable to the rent that would have been paid to an unrelated party. The lease expires in November 1998.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 1, 1997 and as adjusted to reflect consummation of the Offering by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Named Executive Officers, (iii) each of the directors of the Company, (iv) the Selling Shareholder and (v) all directors and executive officers of the Company as a group. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them.


                                                 SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                     OWNED PRIOR                      OWNED AFTER
                                                   TO THE OFFERING     SHARES        THE OFFERING
                                                 -------------------    TO BE     -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)           NUMBER     PERCENT   OFFERED     NUMBER     PERCENT
---------------------------------------          ---------   -------   -------    ---------   -------
Michael L. Musto...............................  2,543,115(2)  41.9%   500,000(3) 2,043,115    27.0%
MLM Investment Company Limited Partnership.....  2,194,479    36.1     500,000(3) 1,694,479    22.4
Paul J. Plante(4)..............................    701,456    11.6          --      701,456     9.3
Patrick J. Flynn(5)............................     41,250       *          --       41,250       *
Gary G. Bolohan(6).............................     22,651       *          --       22,651       *
Michael R. Nichols(7)..........................     20,518       *          --       20,518       *
Leigh A. Adams(8)..............................     11,397       *          --       11,397       *
William L. Elson(9)
  3000 Town Center, Suite 2690
  Southfield, Michigan 48075...................     12,500       *          --       12,500       *
Barry M. Alpert(10)
  880 Carillon Parkway
  St. Petersburg, Florida 33716................      2,500       *          --        2,500       *
All directors and executive officers as a group
  (9 persons)..................................  3,018,751    49.7%    500,000    2,518,751    33.3%


---------------

   * Less than 1% of the outstanding Common Stock

 (1) The business address for Ms. Adams and Messrs. Musto, Plante, Flynn, Bolohan and Nichols is 14401 McCormick Drive, Tampa, Florida 33626.
 (2) Includes 2,194,479 shares held by: (i) MLM Investment Company Limited Partnership ("MLM") of which certain trusts for the benefit of Mr. Musto and Mr. Musto's children are the limited partners and a corporation, in which Mr. Musto is the sole shareholder and director, and Mr. Musto's revocable trust are the general partners (Mr. Musto has sole voting and dispositive power over the shares held by MLM); and (ii) 348,636 shares held by Paul J. Plante as Trustee of the Reptron Electronics, Inc. Employee Profit Sharing Trust (the "Profit Sharing Trust"), which are attributable to Mr. Musto in accordance with Rule 13d-3 under the Exchange Act.
     Excludes: (i) up to 116,212 shares which are expected to be allocated to Mr. Musto by the Profit Sharing Trust, (ii) 1,000 shares owned by Mr. Musto's mother and (iii) 3,000 shares subject to options that are currently exercisable by Mr. Musto's mother. Mr. Musto disclaims beneficial ownership of his mother's shares.
 (3) These shares will be sold for the benefit of Michael L. Musto by MLM.
 (4) Includes: (i) 37,500 shares subject to options that are currently exercisable and (ii) 661,956 shares held by Mr. Plante as trustee of the Profit Sharing Trust. The Profit Sharing Trust has been terminated and it is expected that all such shares will be distributed among Profit Sharing Trust participants. Except for Mr. Musto, no director or executive officer of the Company will beneficially own more than 5% of the outstanding shares of common stock immediately after, and as a result of, the Profit Sharing Trust distribution.
 (5) Represents shares subject to options that are currently exercisable.
 (6) Excludes up to 22,650 shares expected to be distributed to Mr. Bolohan from the Profit Sharing Trust.
 (7) Excludes up to 20,517 shares that are expected to be distributed to Mr. Nichols from the Profit Sharing Trust.
 (8) Includes 7,500 shares subject to options that are currently exercisable. Excludes up to 1,299 shares expected to be distributed to Ms. Adams from the Profit Sharing Trust.
 (9) Includes 5,000 shares subject to options that are currently exercisable.
(10) Represents shares subject to options that are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue 15,000,000 shares of Common Stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock"). The Company intends to increase the number of authorized shares of Common Stock to 50,000,000 shares subject to obtaining shareholder approval. As of February 28, 1997, 6,071,019 shares of Common Stock were outstanding and such shares were held by approximately 130 holders of record. None of the Preferred Stock is outstanding.


     The following descriptions of the Common Stock and the Preferred Stock are based on the Company's Articles of Incorporation (the "Articles") and Bylaws and applicable Florida law.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters presented to the shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions. Currently, 500,000 shares of Common Stock are reserved for issuance under the Company's Incentive Stock Option Plan (the "ISO Plan"). The Company intends to increase the number of shares available for issuance under the ISO Plan by 1,000,000 shares subject to obtaining shareholder approval.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Revolving Credit Facility. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to any such dividends or distributions, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy."

     All of the shares of Common Stock offered hereby, when issued and sold, will be validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to designate and issue from time to time one or more series of Preferred Stock. The Board of Directors may fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions of any series of Preferred Stock so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and has no plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

     The Articles provide that special meetings of shareholders may be called only by: (i) holders of not less than 25% of all votes entitled to be cast at the meeting; (ii) the President; (iii) the Board of Directors; or

(iv) the Chairman of the Board of Directors. Shareholders may take action only at a duly called and held meeting and may not take action by written consent.

     The Articles provide for a classified Board of Directors and permit removal of directors only for cause by the shareholders of the Company at a meeting by the affirmative vote of at least 66 2/3% of the outstanding shares of Common Stock. See "Management -- Executive Officers and Directors." The Articles establish an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Nominations may be made at shareholders' meetings by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board or by any shareholder entitled to vote for the election of directors. Notice of shareholder proposals and nominations of directors by shareholders must be given timely in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of such meeting is mailed to shareholders or public disclosure of the date of such meeting is made.


     Notice to the Company from a shareholder who intends to present a proposal or to nominate a person for election as a director at a meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer of the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Articles, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the Articles does not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Exchange Act.


     The preceding provisions of the Articles may be changed only upon the affirmative vote of holders of 66 2/3% of the outstanding Common Stock.

     The provisions of the Articles summarized in the preceding four paragraphs and the provisions of Florida's Business Corporation Act described under "Certain Provisions of Florida Law" may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons, or make it more difficult, without the approval of the Board of Directors, for other persons to make a tender offer or acquisitions of substantial amounts of the Common Stock or from launching other takeover attempts that a shareholder might consider in such shareholder's best interest, including attempts that might result in the payment of a premium over the market price for the Common Stock held by such shareholder.

CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Florida Business Corporation Act, as amended (the "FBCA"), prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

     The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

                        SHARES ELIGIBLE FOR FUTURE SALE


     After the completion of the Offering, the Company will have 7,571,019 shares of Common Stock outstanding (7,671,019 if the Underwriters' over-allotment options are exercised in full). Of those shares, 5,146,018 shares of Common Stock, including the 2,000,000 shares offered hereby (5,446,018 if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 2,425,001 shares will be held by affiliates of the Company and may not be sold except in compliance with the registration requirements of the Securities Act or in compliance with Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company who has beneficially owned Restricted Securities for at least two years (one year commencing April 29, 1997) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 75,710 shares based upon the number of shares assumed to be outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. All of such 2,425,001 shares of Common Stock held by affiliates of the Company shares will be eligible for sale immediately following consummation of the Offering pursuant to Rule 144, subject to certain restrictions under Rule 144.



     The Company's executive officers and directors, the Selling Shareholder and the Profit Sharing Trust, which beneficially own an aggregate of 3,018,751 shares of Common Stock, and the Company have agreed with the Underwriters that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock (excluding the shares offered hereby) or other capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire any shares of Common stock or other capital stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities.


     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Robert W. Baird & Co. Incorporated, Stephens Inc. and Needham & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite their respective names:


                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Prudential Securities Incorporated..........................
Robert W. Baird & Co. Incorporated..........................
Stephens Inc................................................
Needham & Company, Inc......................................
                                                              ---------
          Total.............................................  2,000,000
                                                              =========


     The Company and the Selling Shareholder are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Shareholder that: they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the public offering, the public offering price and the concession may be changed by the Representatives.


     The Company and the Selling Shareholder have granted the Underwriters over-allotment options, exercisable for 30 days from the date of this Prospectus, to purchase, in the aggregate, up to 300,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment options, the first 200,000 shares subject to such options will be sold by the Selling Shareholder and the balance of such shares will be sold by the Company. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such options to purchase are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,000,000.


     The Company and the Selling Shareholder have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, its officers and directors, the Selling Shareholder and the Profit Sharing Trust have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except pursuant to the Company's existing stock option programs. Prudential Securities Incorporated may, in its sole discretion, at any time and without prior notice, release all shares or any portion thereof subject to such agreements.

     In connection with the Offering, certain Underwriters and selling group members (if any) who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 300,000 shares of Common Stock, by exercising the Underwriters' over-allotment options referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.



     Pursuant to an agreement between Stephens Inc., one of the Representatives, and Barnett Bank, Inc. ("Barnett"), Stephens Inc. has agreed to pay to Barnett N.A., Tampa, an affiliate of Barnett, a finder's fee in connection with the Offering in an amount not to exceed $75,000. Barnett Bank N.A., Tampa is one of the lenders under the Revolving Credit Facility.


                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Holland & Knight LLP, Tampa, Florida. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements and schedule of the Company at December 31, 1995, 1996 and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                           REPTRON ELECTRONICS, INC.


            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE


                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........   F-2
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................   F-3
  Consolidated Statements of Earnings for the years ended
     December 31, 1994, 1995 and 1996.......................   F-4
  Consolidated Statement of Shareholders' Equity for the
     years ended December 31, 1994, 1995 and 1996...........   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996.......................   F-6
  Notes to Consolidated Financial Statements................   F-7
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
  SCHEDULE..................................................  F-18
  Schedule II -- Valuation and Qualifying Accounts for the
     years ended December 31, 1994, 1995 and 1996...........  F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Reptron Electronics, Inc.

     We have audited the accompanying consolidated balance sheets of Reptron Electronics, Inc. and its wholly owned subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reptron Electronics, Inc. as of December 31, 1995 and 1996, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Tampa, Florida
February 5, 1997

                           REPTRON ELECTRONICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
                                                                 (IN THOUSANDS,
                                                               EXCEPT SHARE DATA)
                                      ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $    224    $    479
  Accounts receivable -- trade, less allowances for doubtful
     accounts of $180 and $350, respectively................    41,234      39,807
  Inventories...............................................    63,461      58,694
  Prepaid expenses and other................................     1,842       2,764
  Deferred tax benefit......................................       124         138
                                                              --------    --------
          Total current assets..............................   106,885     101,882
PROPERTY, PLANT AND EQUIPMENT -- AT COST, NET...............    20,953      30,869
EXCESS OF COST OVER NET ASSETS ACQUIRED, NET................     4,385       4,504
OTHER ASSETS................................................     1,515       1,377
                                                              --------    --------
                                                              $133,738    $138,632
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable -- trade.................................  $ 24,948    $ 18,339
  Notes payable to banks....................................     1,933          --
  Current portion of long-term obligations..................     2,547       3,560
  Accrued expenses..........................................     1,828       2,506
  Income taxes payable......................................        --         246
                                                              --------    --------
          Total current liabilities.........................    31,256      24,651
NOTES PAYABLE TO BANKS......................................    50,200      48,550
LONG-TERM OBLIGATIONS, less current portion.................    10,430      15,235
DEFERRED INCOME TAXES.......................................       904       1,506
COMMITMENTS AND CONTINGENCIES...............................        --          --
SHAREHOLDERS' EQUITY
  Preferred Stock -- authorized 15,000,000 shares of $.10
     par value; no shares issued............................        --          --
  Common Stock -- authorized, 15,000,000 shares of $.01 par
     value; issued and outstanding, 6,048,519 and 6,065,519
     shares, respectively...................................        60          61
  Additional paid-in capital................................    21,145      21,233
  Retained earnings.........................................    19,743      27,396
                                                              --------    --------
                                                                40,948      48,690
                                                              --------    --------
                                                              $133,738    $138,632
                                                              ========    ========

        The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                    YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                            1994              1995              1996
                                                        ------------      ------------      ------------
                                                         (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
Net sales.............................................     $ 164,005         $ 223,344         $ 268,937
Cost of goods sold....................................       133,794           183,181           217,088
                                                           ---------         ---------         ---------
     Gross profit.....................................        30,211            40,163            51,849
Selling, general and administrative expenses..........        19,051            26,586            35,023
                                                           ---------         ---------         ---------
     Operating income.................................        11,160            13,577            16,826
Interest expense......................................         1,474             2,767             4,025
                                                           ---------         ---------         ---------
     Earnings before income taxes.....................         9,686            10,810            12,801
Income tax provision..................................         3,823             4,324             5,148
                                                           ---------         ---------         ---------
     NET EARNINGS.....................................     $   5,863         $   6,486         $   7,653
                                                           =========         =========         =========
     Net earnings per common share....................     $    1.03         $    1.05         $    1.24
                                                           =========         =========         =========
Weighted average Common Stock and Common Stock
  equivalent shares outstanding.......................     5,713,808         6,170,265         6,179,231
                                                           =========         =========         =========

        The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                   TOTAL              ADDITIONAL
                                                  SHARES       PAR     PAID-IN     RETAINED   SHAREHOLDERS'
                                                OUTSTANDING   VALUE    CAPITAL     EARNINGS      EQUITY
                                                -----------   -----   ----------   --------   -------------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at January 1, 1994....................   4,230,769     $42     $    --     $ 7,394       $ 7,436
Initial public offering, net of offering costs
  of $708.....................................   1,800,000      18      21,036          --        21,054
Exercise of stock options.....................      12,500      --          62          --            62
Net Earnings..................................          --      --          --       5,863         5,863
                                                 ---------     ---     -------     -------       -------
Balance at December 31, 1994..................   6,043,269      60      21,098      13,257        34,415
Exercise of stock options.....................       5,250      --          47          --            47
Net Earnings..................................          --      --          --       6,486         6,486
                                                 ---------     ---     -------     -------       -------
Balance at December 31, 1995..................   6,048,519      60      21,145      19,743        40,948
Exercise of stock options.....................      17,000       1          88          --            89
Net Earnings..................................          --      --          --       7,653         7,653
                                                 ---------     ---     -------     -------       -------
Balance at December 31, 1996..................   6,065,519     $61     $21,233     $27,396       $48,690
                                                 =========     ===     =======     =======       =======

         The accompanying notes are an integral part of this statement.

                           REPTRON ELECTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1994       1995      1996
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities:
  Net earnings..............................................  $ 5,863   $  6,486   $ 7,653
                                                              -------   --------   -------
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
     Depreciation and amortization..........................    1,389      2,462     3,638
     Gain on sale of assets.................................      (24)        --       (47)
     Deferred income taxes..................................      369        350       588
     Change in assets and liabilities:
       Accounts receivable -- trade.........................   (2,531)   (11,425)    1,427
       Inventories..........................................   (7,990)   (23,329)    4,344
       Prepaid expenses and other...........................     (744)      (669)     (920)
       Other assets.........................................     (507)      (963)     (396)
       Related party receivable.............................      479         --        --
       Accounts payable -- trade............................     (678)     5,842    (6,607)
       Accrued expenses.....................................     (454)       457       678
       Income taxes payable.................................     (156)       (72)      246
                                                              -------   --------   -------
          Net cash provided by (used in) operating
            activities......................................   (4,984)   (20,861)   10,604
                                                              -------   --------   -------
Cash flows from investing activities:
  Net cash paid for acquisitions............................       --    (12,629)       --
  Purchases of property, plant and equipment................   (5,900)    (7,642)   (7,586)
  Proceeds from sale of property, plant and equipment.......       --         --        72
                                                              -------   --------   -------
          Net cash used in investing activities.............   (5,900)   (20,271)   (7,514)
                                                              -------   --------   -------
Cash flows from financing activities:
  Net proceeds from (payments on) note payable to bank......   (7,551)    35,642    (3,582)
  Proceeds from long-term obligation........................       77      7,389     3,409
  Payments on long-term obligations.........................   (2,586)    (1,988)   (2,751)
  Net proceeds from initial public offering.................   21,054         --        --
  Proceeds from exercise of stock options...................       62         47        89
                                                              -------   --------   -------
          Net cash provided by (used in) financing
            activities......................................   11,056     41,090    (2,835)
                                                              -------   --------   -------
          Net increase (decrease) in cash and cash
            equivalents.....................................      172        (42)      255
Cash and cash equivalents at beginning of period............       94        266       224
                                                              -------   --------   -------
Cash and cash equivalents at end of period..................  $   266   $    224   $   479
                                                              =======   ========   =======

        The accompanying notes are an integral part of these statements.

                           REPTRON ELECTRONICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Reptron Electronics, Inc. (the "Company") is a leading integrated electronics company providing through two divisions both value-added distribution of electronic components ("Reptron Distribution") and targeted contract manufacturing services ("K-Byte Manufacturing"). Reptron Distribution sells over 60 vendor lines of semiconductors, passive products and electromechanical components, including more than 35,000 different items. K-Byte Manufacturing focuses on establishing primary or sole source relationships with OEMs in a wide variety of industries that require complex circuit board assembly with low-to-medium volume production requirements.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of Reptron Electronics, Inc. and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated.

2. CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3. INVENTORIES

     Inventories are stated at the lower of cost or market. For K-Byte Manufacturing, cost is determined using the first-in, first-out method (FIFO). To better reflect the movement of Reptron Distribution inventory, the Company changed its inventory method from FIFO to the average cost method. Since the average cost method and FIFO generally yield similar results, the change had and will have an immaterial impact to the financial statements of the Company.

4. PROPERTY, PLANT AND EQUIPMENT

     Depreciation is provided for, using the straight-line method, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives (building 39 1/2 years, all other asset categories 5 years). Leasehold improvements are amortized using the straight-line method over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

     Leased equipment under capital leases is amortized using the straight-line method over the lives of the respective leases or over the service lives of the assets for those leases which substantially transfer ownership.

5. PRODUCTION SET-UP COSTS

     Under certain contractual arrangements with customers, the Company incurs set-up costs. These costs are capitalized, included in prepaid expenses and other assets, and amortized over the contract period, or two years, whichever is less, using the straight-line method. Amortization begins after the development stage of the contract is complete and the production stage begins.

6. EXCESS OF COST OVER NET ASSETS ACQUIRED

     The excess of cost over net assets acquired is amortized over twenty years using the straight-line method. Accumulated amortization totaled approximately $134,000 and $362,000 at December 31, 1995 and 1996, respectively.

                           REPTRON ELECTRONICS, INC.

7. ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates long-lived assets and intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the net cash flows they will generate.

8. INCOME TAXES

     The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting For Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

9. EARNINGS PER COMMON SHARE

     Earnings per share are computed using the weighted average number of Common Shares plus Common Stock equivalents, consisting of the incentive stock options, using the treasury stock method. Primary and fully diluted calculations result in the same earnings per share. If the sale by the Company of 1,800,000 shares of Common Stock had occurred on January 1, 1994 and the net proceeds of the sale had been applied to the reduction of the Company's Revolving Credit Facility, earnings per share would have been $0.99 in 1994.

10. USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. NEW ACCOUNTING PRONOUNCEMENT

     In October, 1995 the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation". For employee stock awards, as allowed by SFAS No. 123, the Company has elected to continue using the accounting method promulgated by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". The pro-forma disclosures required by SFAS No. 123, as a result of this election, would have resulted in a decrease in net earnings in 1995 and 1996 of approximately $45,000 and $90,000 respectively are not included as the pro-forma effect on the financial statements is insignificant. These pro-forma amounts may not be representative of future disclosures because they reflect options granted for only three years, while the effect of issuing the options is recognized over a five year period.

12. RECLASSIFICATIONS

     Certain reclassifications have been made to conform to the 1996 presentation.

                           REPTRON ELECTRONICS, INC.

NOTE B -- STATEMENTS OF CASH FLOWS

     Supplemental disclosures of cash flow information (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1994        1995        1996
                                                       ------      ------      ------
Cash paid during the year for:
  Interest...........................................  $1,436      $2,781      $4,879
  Income taxes.......................................  $3,437      $4,085      $4,269

     The Company incurred approximately $2,061,000, $2,645,000 and $5,209,000 of obligations under capital leases for the acquisition of equipment during 1994, 1995 and 1996, respectively.

     The Company purchased substantially all the assets of Cronin Electronics, Inc. and the electronic component division of Western Micro Technology, Inc. during 1995. In conjunction with the acquisitions, specified liabilities were assumed as follows (in thousands):

Fair value of assets acquired...............................  $ 19,467
Cash paid...................................................   (12,629)
                                                              --------
Liabilities assumed.........................................  $  6,838
                                                              ========

NOTE C -- INVENTORIES

     Inventories consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Reptron Distribution:
  Inventories...............................................  $ 43,647    $ 31,085
K-Byte Manufacturing:
  Work in process...........................................     7,421       8,833
  Raw materials.............................................    12,393      18,776
                                                              --------    --------
                                                              $ 63,461    $ 58,694
                                                              ========    ========

NOTE D -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Land and buildings..........................................  $  6,765    $  6,837
Furniture, fixtures and equipment...........................    18,375      24,908
Leasehold improvements......................................     1,182       1,275
Construction in progress....................................     2,564       8,380
                                                              --------    --------
                                                                28,886      41,400
  Less accumulated depreciation and amortization............     7,933      10,531
                                                              --------    --------
                                                              $ 20,953    $ 30,869
                                                              ========    ========

     The Company is constructing a 150,000 square foot manufacturing and warehouse facility which is expected to be completed in early 1997. Management estimates total cost of the construction project to be approximately $8,000,000, exclusive of land costs. During 1995 and 1996, capitalized interest totaled approximately $170,000 and $820,000, respectively.

                           REPTRON ELECTRONICS, INC.

NOTE E -- NOTES PAYABLE TO BANKS

     The Company is a party to an Amended and Restated Revolving Credit and Reimbursement Agreement dated June 29, 1995 (the "Revolving Credit Facility"). Pursuant to the Revolving Credit Facility, four lenders have made available to the Company a $55 million revolving credit facility. The lenders may advance funds to the Company pursuant to two types of loans, each of which bears a separate rate of interest. As long as the Company is not in default under the Revolving Credit Facility, and upon notice to the lender, the Company may convert advances from one type of loan to the other. Interest rates on advances made under the Revolving Credit Facility ranged from 7.25% to 8.25% as of December 31, 1996. Borrowings under the Revolving Credit Facility are collateralized by all of the Company's inventory and accounts receivable. The Revolving Credit Facility contains certain financial covenants including, requiring the Company to maintain a minimum tangible net worth, maintain various financial ratios and limit the amount of capital expenditures. In addition, the Revolving Credit Facility requires the financial institutions' approval of dividends in excess of the lesser of $1,000,000 or 25% of net earnings, thereby restricting the distribution of the retained earnings of the Company. The Company was in compliance with all financial covenants as of December 31, 1996. The Revolving Credit Facility is scheduled to terminate on June 30, 1999 but may be extended by agreement.

     The weighted average interest rate on short-term borrowings on December 31, 1995 was 8.01% and there were no short term borrowings on December 31, 1996.

NOTE F -- LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following at December 31 (in thousands):

                                                               1995         1996
                                                              -------      -------
Variable rate demand notes issued in conjunction with the
  notes payable to banks, collateralized by certain land and buildings due in semi-annual payments of $500 beginning
  July 1, 1996 through 2003, interest rates range from 5.4%
  to 6.2% at December 31, 1996..............................  $ 6,300      $ 9,300
Capitalized lease obligations (net of interest of
  approximately $1,894) for equipment, due in monthly
  principal and interest payments of approximately $189,
  through 2001..............................................    4,575        6,467
Notes payable collateralized by real property, due in
  monthly principal and interest installments of $13, two
  requiring a final balloon payment due March 1998, interest rates of prime plus .5% (8.75% at December 31, 1996) and
  10%.......................................................      568          983
Notes payable collateralized by certain equipment, due in
  monthly principal and interest installments of $47,
  through November 2001 at interest rates of 7.5% and
  7.9%......................................................      998        2,045
Other.......................................................      536           --
                                                              -------      -------
                                                               12,977       18,795
Less current maturities.....................................    2,547        3,560
                                                              -------      -------
                                                              $10,430      $15,235
                                                              =======      =======

                           REPTRON ELECTRONICS, INC.

     At December 31, 1996, aggregate maturities of long-term obligations are as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
       1997                                                   $ 3,560
       1998                                                     3,755
       1999                                                     2,871
       2000                                                     2,622
       2001                                                     2,018
       Thereafter                                               3,969
                                                              -------
                                                              $18,795
                                                              =======

     The Company has entered into various capital leases for equipment, totaling approximately $2,061,000 in 1994, $2,645,000 in 1995 and $5,209,000 in 1996. At
December 31, 1995 and 1996, the net book value of equipment under capital leases is approximately $6,034,000 and $7,215,000, respectively. The related capital lease obligations are included with long-term obligations.

NOTE G -- INCOME TAXES

     The provision for income taxes for the years ended December 31, 1994, 1995 and 1996, respectively, is as follows (in thousands):

                                                                DECEMBER 31,
                                                       ------------------------------
                                                        1994        1995        1996
                                                       ------      ------      ------
Current..............................................  $3,454      $3,974      $4,560
Deferred.............................................     369         350         588
                                                       ------      ------      ------
                                                       $3,823      $4,324      $5,148
                                                       ======      ======      ======

     The Company's effective tax rate differs from the statutory U. S. federal income tax rate as a result of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1994     1995     1996
                                                              -----    -----    -----
Statutory federal tax rate..................................   34.0%    34.0%    35.0%
Effect of marginal federal tax rate.........................     --       --     (0.8)
State income taxes of approximately 6.6%, 6.4% and 6.9% in
  1994, 1995, and 1996, net of Federal tax benefit..........    4.3      4.3      4.6
Other.......................................................    1.2      1.7      1.4
                                                               ----     ----     ----
Effective tax rate..........................................   39.5%    40.0%    40.2%
                                                               ====     ====     ====

     The Company's income in excess of $10.0 million is subject to federal income tax at a marginal rate of 35%. As a result of the Company's current earnings, management has chosen 35% as the Company's statutory federal tax rate.

                           REPTRON ELECTRONICS, INC.

     Deferred income tax assets and liabilities resulting from differences between accounting for financial statement purposes and tax purposes pursuant to SFAS No. 109, are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Deferred tax assets
  Accrued vacation..........................................  $    51    $    51
  Allowance for bad debts...................................       71        138
  Other.....................................................        2         23
                                                              -------    -------
                                                                  124        212
                                                              -------    -------
Deferred tax liabilities
  Depreciation..............................................      846      1,399
  Other.....................................................       58        181
                                                              -------    -------
                                                                  904      1,580
                                                              -------    -------
Net deferred tax liability..................................  $  (780)   $(1,368)
                                                              =======    =======

     A valuation allowance has not been recorded against the deferred tax assets for 1995 and 1996.

NOTE H -- COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company has operating leases for facilities and certain machinery and equipment which expire at various dates through 2001. Certain leases provide for payment by the Company of any increases in property taxes and insurance over a base amount and others provide for payment of all property taxes and insurance by the Company.

     One of the previously mentioned leases, which expires in November 1998, is for a building owned by the Chief Executive Officer of the Company and provides for annual rentals of $68,000. Rent paid on this facility totaled, $69,000 in 1994, and $68,000 in both 1995 and 1996. The Company pays for property taxes and insurance in accordance with the provisions of the lease.

     The Company also leases an aircraft from a corporation controlled by the Chief Executive Officer of the Company. In addition, the Company is responsible for all costs associated with the operation of the aircraft, including fuel, maintenance, storage and crew salary and expenses. Rent expense for the use of aircraft totaled approximately $156,000 in 1994, $74,000 in 1995 and $240,000 in 1996.

     Future minimum payments, by year and in the aggregate, under noncancellable operating leases consist of the following at December 31, 1996 (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
         1997..............................................................  $1,167
         1998..............................................................     870
         1999..............................................................     544
         2000..............................................................     221
         2001..............................................................      73

     Total rent expense for the years ended December 31, 1994, 1995 and 1996 was approximately, $1,519,000, $1,725,000, and $1,555,000 respectively, which includes $225,000, $142,000 and $308,000 to the Chief Executive Officer of the Company.

                           REPTRON ELECTRONICS, INC.

  Litigation

     The Company is, from time to time, involved in litigation relating to claims arising out of its operations in the ordinary course of business. The Company believes that none of these claims which were outstanding as of December 31, 1996 should have a material adverse impact on its financial condition or results of operations.

NOTE I -- SHAREHOLDERS' EQUITY

     The Board of Directors is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences, relative rights, qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The Board of Directors has not authorized any issuance of Preferred Stock and there are no plans, agreements, or understandings for the authorization or issuance of any shares of Preferred Stock.

NOTE J -- EMPLOYEE BENEFITS

  Incentive Stock Option Plan

     The Company's Incentive Stock Option Plan (the "ISO Plan") was adopted in November, 1993 to provide for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. The ISO Plan is intended to provide incentives to directors, officers, and other key employees and to enhance the Company's ability to attract and retain qualified employees. A total of 500,000 shares of Common Stock has been reserved for issuance under the ISO Plan. Stock options are granted for the purchase of Common Stock at a price not less than the fair market on the date of grant.

     The following table summarizes the activity in Common Stock subject to options for the three years ended December 31, 1996:

                                                                WEIGHTED        WEIGHTED
                                                 RANGE OF       AVERAGE         AVERAGE
                                                 EXERCISE       EXERCISE       REMAINING
                                    SHARES         PRICE         PRICE      CONTRACTUAL LIFE
                                    -------    -------------    --------    ----------------
                                                                               (IN YEARS)
Outstanding at January 1, 1994....  211,300            $5.00     $ 5.00           9.9
  Granted.........................   16,000            $9.13     $ 9.13
  Exercised.......................  (12,500)           $5.00     $ 5.00
  Forfeited.......................   (3,500)           $5.00     $ 5.00
                                    -------
Outstanding at December 31,
  1994............................  211,300       $5.00-9.13     $ 5.31           9.0
  Granted.........................   10,000     $14.25-15.07     $14.66
  Exercised.......................   (5,250)      $5.00-9.13     $ 8.93
  Forfeited.......................  (24,250)           $5.00     $ 5.00
                                    -------
Outstanding at December 31,
  1995............................  191,800      $5.00-15.07     $ 5.74           8.0
  Granted.........................   22,000     $12.75-14.75     $14.30
  Exercised.......................  (17,000)      $5.00-9.13     $ 5.18
  Forfeited.......................   (2,750)      $5.00-9.13     $ 8.38
                                    -------
Outstanding at December 31,
  1996............................  194,050      $5.00-15.07     $ 6.72           7.3
                                    =======

                           REPTRON ELECTRONICS, INC.

     The following table summarizes information about Common Stock options outstanding at December 31, 1996:

                            OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                 -----------------------------------------   ----------------------
                                   WEIGHTED       WEIGHTED     NUMBER      WEIGHTED
                   NUMBER          AVERAGE        AVERAGE    EXERCISABLE   AVERAGE
   RANGE OF      OUTSTANDING      REMAINING       EXERCISE       AT        EXERCISE
EXERCISE PRICES  AT 12/31/96   CONTRACTUAL LIFE    PRICE      12/31/96      PRICE
---------------  -----------   ----------------   --------   -----------   --------
                                  (IN YEARS)
     $5.00         154,050           6.9           $ 5.00      115,538      $ 5.00
$ 9.13 - 12.75      13,000           8.3           $10.52        4,000      $ 9.13
$14.25 - 15.07      27,000           9.1           $14.72        2,500      $14.66
                   -------                                     -------
$ 5.00 - 15.07     194,050           7.3           $ 6.72      122,038      $ 5.33
                   =======                                     =======

     The duration of options granted under the ISO Plan is ten years from the date of grant, or such other date as determined by the Board of Directors. In general, the options must be exercised while employed by the Company or 90 days thereafter. The options may be exercised in four equal annual increments, cumulatively, beginning one year after the date of grant, and all such options may be exercised in full four years after the date of grant. The options are non-transferable other than by will or by the laws of descent and distribution.

  Profit Sharing Plan

     The Company previously maintained a discretionary Profit Sharing Plan (the "Profit Sharing Plan"), for the benefit of its employees. The amount, if any, of the Company's previous contribution to the Profit Sharing Plan for any year was determined by the Board of Directors in its sole discretion, subject to certain limitations imposed by the Internal Revenue Code. In 1992, the Administrator of the Profit Sharing Plan approved termination of the Profit Sharing Plan and a favorable determination has been issued by the Internal Revenue Service. The Profit Sharing Plan began distributions to its participants during 1996 and is expected to distribute the participant's remaining shares by December 31, 1997. The Profit Sharing Plan currently holds 661,955 shares of the Company's Common Stock.

  401(k) Plan

     In 1993, the Company established a deferred compensation plan (the "Plan") under section 401(a) of the Code. Substantially all of the officers and employees of the Company are eligible to participate in the Plan. Employees are eligible to participate in the Plan after six months of service and after attaining age 21. At its discretion, the Company may make matching contributions to the Plan. Employees are always vested in their contributions and are fully vested in the employer contributions after five years of service. The Company contributed approximately $54,000 and $82,000 to the Plan in 1995 and 1996, respectively.

NOTE K -- ACQUISITIONS

     On March 22, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of Cronin Electronics, Inc. Cronin Electronics was a distributor of electronic components serving the New England market with locations in suburban Boston, Massachusetts and Hartford, Connecticut. The acquisition was accounted for using the purchase method and, accordingly, the acquired business operations have been included herein since the date of the acquisition. Of the approximately $6.2 million total costs involved in the acquisition, approximately $2.9 million was in cash, with the remainder in the form of assumption of specified liabilities. The Company allocated approximately $3.3 million of the purchase price to tangible assets. Pro forma information is not presented as the effect of the acquisition was not significant to the financial statements.

                           REPTRON ELECTRONICS, INC.

     On July 26, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of the electronic component distribution business of Western Micro Technology, Inc. The electronic component distribution business of Western Micro Technology, Inc. had offices in Seattle, Washington; Portland, Oregon; Saratoga, California; Irvine, California; Los Angeles, California; San Diego, California; Philadelphia, Pennsylvania; and Boston, Massachusetts. The acquisition was accounted for using the purchase method and, accordingly, the acquired business operations have been included herein since the date of the acquisition. Of the approximately $13.3 million in total costs involved in the acquisition, approximately $9.7 million was in cash, with the remainder in the form of assumption of specified liabilities. The Company allocated approximately $11.6 million of the purchase price to tangible assets.

     The following unaudited pro forma summary combines the results of operations of the Company with the operations of the electronic component distribution business of Western Micro Technology, Inc., as if the acquisition had occurred at the beginning of the respective periods. This pro forma summary does not necessarily reflect the results of operations as they would have been if the Company and the operations of the electronic component distribution business of Western Micro Technology, Inc., operated as a single entity during such periods.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1994        1995
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Net Sales...................................................   $223,356    $254,398
Gross Profit................................................     41,281      44,525
Operating Income............................................     12,264      12,896
Net Earnings................................................      6,107       5,790
Net Earnings per Common Share...............................   $   1.07    $    .94

NOTE L -- RELATED PARTY TRANSACTIONS

     The Company has a non-interest bearing loan receivable from the profit sharing plan totaling approximately $99,000, $194,000 and $279,000 as of December 31, 1994, 1995 and 1996, respectively.

     A director of the Company serves as its general counsel and received approximately $178,000, $235,000 and $185,000 for services rendered during 1994, 1995 and 1996, respectively.

     See Note H for related party leases.

NOTE M -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1996, the carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

     The carrying amounts of current and long-term portions of notes payable, and long-term obligations approximate fair market value since the interest rates on most of these instruments change with market interest rates.

NOTE N -- FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

     The Company has two industry segments: Distribution and Contract Manufacturing. Distribution purchases a wide variety of electronic components, including semiconductors, passive products and electromechanical components, for distribution to manufacturers and wholesalers throughout the United States. Contract Manufacturing manufactures electronic products according to customer design for customers in various industries, including telecommunications, banking and medical services.

                           REPTRON ELECTRONICS, INC.

     The following table shows net sales, operating income, identifiable assets, depreciation and amortization expense and capital expenditures as of and for the years 1994, 1995 and 1996.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1994        1995        1996
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Net Sales
  Unaffiliated customers
     Distribution..........................................  $ 96,003    $140,146    $168,279
     Contract Manufacturing................................    68,002      83,198     100,658
                                                             --------    --------    --------
                                                              164,005     223,344     268,937
  Intersegment sales.......................................     5,437      14,494      10,235
                                                             --------    --------    --------
                                                             $169,442    $237,838    $279,172
                                                             ========    ========    ========
Operating Income
  Distribution.............................................  $  5,174    $  8,804    $  7,036
  Contract Manufacturing...................................     5,986       4,773       9,790
                                                             --------    --------    --------
                                                             $ 11,160    $ 13,577    $ 16,826
                                                             ========    ========    ========
Identifiable Assets
  Distribution.............................................  $ 32,257    $ 71,839    $ 64,993
  Contract Manufacturing...................................    32,158      49,600      59,948
                                                             --------    --------    --------
                                                               64,415     121,439     124,941
  Corporate................................................     5,658      12,299      13,691
                                                             --------    --------    --------
                                                             $ 70,073    $133,738    $138,632
                                                             ========    ========    ========
Depreciation and Amortization
  Distribution.............................................  $     81    $    580    $    674
  Contract Manufacturing...................................     1,064       1,736       2,444
                                                             --------    --------    --------
                                                                1,145       2,316       3,118
  Corporate................................................       244         146         520
                                                             --------    --------    --------
                                                             $  1,389    $  2,462    $  3,638
                                                             ========    ========    ========
Capital Expenditures (includes equipment under capitalized
  leases)
  Distribution.............................................  $    727    $  1,142    $  1,516
  Contract Manufacturing...................................     2,761       6,957       5,033
                                                             --------    --------    --------
                                                                3,488       8,099       6,549
  Corporate................................................     4,473       2,188       6,149
                                                             --------    --------    --------
                                                             $  7,961    $ 10,287    $ 12,698
                                                             ========    ========    ========

                           REPTRON ELECTRONICS, INC.

NOTE O -- SUPPLEMENTAL SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the quarterly results of operations for the quarterly periods of 1995 and 1996 (in thousands except per share data):

                                                                     THREE MONTHS ENDED
                                                     ---------------------------------------------------
1995                                                 MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
----                                                 ---------   --------   -------------   ------------
Net sales..........................................  $  43,076   $52,873       $59,492        $67,903
Gross profit.......................................      8,171     9,515        10,729         11,748
Operating income...................................      2,949     3,523         3,692          3,413
Net earnings.......................................      1,511     1,778         1,713          1,484
Net earnings per common share......................  $     .25   $   .29       $   .28        $   .24

1996
----
Net sales..........................................  $  66,551   $66,092       $65,953        $70,341
Gross profit.......................................     11,982    13,199        12,594         14,074
Operating income...................................      3,936     4,183         4,200          4,507
Net earnings.......................................      1,519     1,905         2,017          2,212
Net earnings per common share......................  $     .25   $   .31       $   .33        $   .36

NOTE P -- CONCENTRATION OF CREDIT RISK

     One customer represented 12.4% of total Company net sales in 1996. The loss of this customer or a reduction in its level of purchasing could have a material impact on the Company's business and results of operations.

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors
Reptron Electronics, Inc.

     In connection with our audit of the consolidated financial statements of Reptron Electronics, Inc., referred to in our report dated February 5, 1997, which is included in this Registration Statement we have also audited Schedule II for each of the three years in the period then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

Tampa, Florida
February 5, 1997

                                                                     SCHEDULE II

                           REPTRON ELECTRONICS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 31, 1995 AND DECEMBER 31, 1996

                      COLUMN A                          COLUMN B     COLUMN C      COLUMN D     COLUMN E
                      --------                          --------     --------      --------     --------
                                                       BALANCE AT   CHARGED TO     ACCOUNTS     BALANCE
                                                       BEGINNING    COSTS AND    WRITTEN OFF,    AT END
                     DESCRIPTION                        OF YEAR      EXPENSES        NET        OF YEAR
                     -----------                       ----------   ----------   ------------   --------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year Ended December 31, 1994.........................   $179,500     $218,600     $(217,700)    $180,400
Year Ended December 31, 1995.........................   $180,400     $149,775     $(150,466)    $179,709
Year Ended December 31, 1996.........................   $179,709     $193,000     $ (23,000)    $349,709

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

          ============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................   10
Price Range of Common Stock................   10
Dividend Policy............................   11
Capitalization.............................   11
Selected Consolidated Financial Data.......   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   13
Business...................................   18
Management.................................   28
Certain Transactions.......................   31
Principal and Selling Shareholders.........   32
Description of Capital Stock...............   33
Shares Eligible for Future Sale............   35
Underwriting...............................   36
Legal Matters..............................   37
Experts....................................   37
Available Information......................   37
Index to Consolidated Financial Statements
  and Schedule.............................  F-1

          ============================================================
          ============================================================


                                2,000,000 Shares


                        [REPTRON ELECTRONICS, INC. LOGO]

                                  Common Stock

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                 STEPHENS INC.

                            NEEDHAM & COMPANY, INC.
                                 April   , 1997

          ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.


Securities and Exchange Commission registration fee.........  $ 22,216
NASD filing fee.............................................     7,832
Nasdaq additional listing fees..............................    17,500
Printing and engraving expenses.............................   125,000*
Accounting fees and expenses................................   125,000*
Legal fees and expenses.....................................   125,000*
Blue Sky fees and expenses..................................    15,000*
Miscellaneous...............................................   162,452*
                                                              --------
     Total..................................................  $600,000*
                                                              ========


---------------

* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Florida corporation. The FBCA provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article V of the Company's Bylaws provides that the Company shall indemnify any director, officer, employee or agent or any former director, officer, employee or agent to the full extent permitted by Florida law.

     The underwriters also will agree to indemnify the directors and officers of the Company against certain liabilities as set forth in Section 8 of the Underwriting Agreement (see Exhibit 1).

     The Company has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 1       --  Form of Underwriting Agreement+
 2       --  Articles of Merger Between the Company and Reptron
             Electronics, Inc., a Michigan corporation*
 3.1     --  Articles of Incorporation*
 3.2     --  Bylaws*
 4.1     --  Articles of Incorporation (incorporated by reference to
             Exhibit 3.1)
 4.2     --  Bylaws (incorporated by reference to Exhibit 3.2)
 4.3     --  Form of Stock Certificate*
 5       --  Opinion of Holland & Knight LLP+
10.1     --  Distributor Agreement, between NEC Electronics, Inc. and the
             Company, dated April 1, 1992*
10.2     --  Distributor Agreement, between Vishay Electronic Components and the Company, dated March 4, 1993*
10.3     --  Authorized Stocking Distribution Contract, between Fox
             Electronics and the Company, dated January 1, 1992*
10.4     --  Domestic Distribution Agreement, between Chips &
             Technologies, Incorporated and the Company, dated as of July
             1, 1991*
10.5     --  Distributorship Agreement, between Hitachi America, Ltd. and the Company, dated April 1, 1992*
10.6     --  Authorized Distributor Agreement, between Beckman Industrial
             Corp. and the Company, dated November 1, 1993*
10.7     --  Distributor Agreement, between Dennison Manufacturing
             Company and the Company, dated August 8, 1977*
10.8     --  Master Distribution Agreement, between Astec America
             Incorporated and the Company, dated October 1, 1993*
10.9     --  Distributor Contract, between Toshiba America Electronic
             Components, Inc. and the Company, dated June 1, 1991*
10.10    --  Sharp Electronics Corporation Elecom Division Distribution
             Agreement, between Sharp Electronics Corporation and the
             Company, dated August 1, 1991*
10.11    --  Lite-On Corp. Distributor Agreement, between Lite-On Corp.
             and the Company, dated January 1, 1985*
10.12    --  Distributor Agreement, between Diodes Incorporated and the
             Company, dated July 15, 1991*
10.13    --  Standard Distributorship Agreement, between Nichicon
             (America) Corporation and the Company, dated December 4,
             1984*

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
10.14    --  OKI Semiconductor Domestic Distributor Agreement, between
             OKI Semiconductor, an Operating Group of OKI America, Inc.
             and the Company, dated April 1, 1993*
10.15    --  Authorized Distributor Agreement, between Potter & Brumfeld and the Company, dated September 30, 1991*
10.16    --  Reptron Electronics, Inc. Amended and Restated Incentive
             Stock Option Plan**
10.17    --  Reptron Electronics, Inc. Non-Employee Director Stock Option
             Plan**
10.18    --  Reptron Electronics, Inc. Employee Profit Sharing Plan*
10.19    --  Agreement, between the Voice Products Division of Lanier
             Worldwide, Inc. and the Company, dated as of May 28, 1992*
10.20    --  Master Purchase Agreement, between Picker International,
             Inc. and the Company, dated as of May 19, 1992*
10.21    --  Revolving Credit and Reimbursement Agreement by and among the Company, certain lenders and NationsBank of Florida,
             National Association, as Agent, dated as of March 1, 1995***
10.22    --  Agreement between Diebold Incorporated and the Company, dated February 27, 1995***
10.23    --  Supply Agreement between the Company and Brandt, Inc., dated
             December 1, 1994***
10.24    --  Lease between Michael L. Musto and Donna B. Musto and the
             Company, dated as of November 1, 1993*
10.25    --  Form of Asset Purchase Agreement between Cronin Electronics,
             Inc. and the Company, dated March 17, 1995***
10.26    --  Distributor Agreement, between Orbit Semiconductor, Inc. and the Company, dated August 15, 1995*****
10.27    --  Distributor Agreement, between Pericom Semiconductor
             Corporation and the Company, dated December 1, 1994*****
10.28    --  Distributor Agreement, between Catalyst Semiconductor, Inc.
             and the Company, dated June 28, 1995*****
10.29    --  Distributor Agreement, between Macronix Incorporated and the
             Company, dated February 14, 1994*****
10.30    --  Distributor Agreement, between QuickLogic Corporation and the Company, dated July 1, 1995*****
10.31    --  Distributor Agreement, between Sipex Corporation and the
             Company, dated August 1, 1995*****
10.32    --  Distributor Agreement, between Winbond Electronics North
             America Corp. and the Company, dated as of August 1, 1993, and an Extension of Distributor Agreement between the
             Company and Winbond Electronics North America Corp., dated
             January 2, 1996*****
10.33    --  Amended and Restated Revolving Credit and Reimbursement
             Agreement by and among the Company, certain lenders and
             NationsBank of Florida, N.A., as Agent, dated June 29,
             1995*****
10.34    --  Amendment Agreement No. 1, dated December 15, 1995, to the
             Amended and Restated Revolving Credit and Reimbursement
             Agreement, dated June 29, 1995*****
10.35    --  Form of Asset Purchase Agreement between Western Micro
             Technology, Inc. and the Company, dated May 5, 1995****
10.36    --  Amendment No. 1 to Master Purchase Agreement, dated as of
             May 19, 1992 between Picker International, Inc. and K-Byte
             Manufacturing Inc., a Division of Reptron Electronics*****
10.37    --  Amendment No. 2, dated March 15, 1996, to the Amended and
             Restated Revolving Credit and Reimbursement Agreement, dated
             June 29, 1995.******

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
10.38    --  Amendment No. 3, dated September 25, 1996, to the Amended and Restated Revolving Credit and Reimbursement Agreement,
             dated June 29, 1995.******
10.39    --  Amendment No. 4, dated January 31, 1997, to the Amended and
             Restated Revolving Credit and Reimbursement Agreement, dated
             June 29, 1995.******
21.1     --  Subsidiaries of the Company+
23.1     --  Consent of Holland & Knight LLP (contained in Exhibit 5)
23.2     --  Consent of Grant Thornton LLP
24       --  Powers of Attorney+
27       --  Financial Data Schedule (for SEC use only)+


---------------

     * Filed with the Company's Registration Statement on Form S-1, dated February 8, 1994, Registration No. 33-75040, and incorporated herein by reference.
     ** Filed with the Company's Registration Statement on Form S-8, dated
       December 22, 1994, Registration No. 33-87854 and incorporated herein by reference.
   *** Filed with the Company's Form 10-K for the year ended December 31, 1994. **** Filed with report on Form 8-K filed on August 8, 1995.
 ***** Filed with Company's 10-K for the year ended December 31, 1995.
****** Filed with Company's 10-K for the year ended December 31, 1996.

     + Previously filed.


     (b) Financial Schedule: the financial statement schedule filed as part of this report is listed separately in the Index to Financial Statements and Schedule beginning on page F-1 of this report.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Tampa, State of Florida, on April 10, 1997.


                                          REPTRON ELECTRONICS, INC.


                                          By:      /s/ MICHAEL L. MUSTO        *


                                          --------------------------------------
                                                     Michael L. Musto
                                          President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURES                                     TITLE                    DATE
                     ----------                                     -----                    ----

               /s/ MICHAEL L. MUSTO           *        President, Chief Executive       April 10, 1997
-----------------------------------------------------    Officer and Director
                  Michael L. Musto                       (Principal Executive Officer)

                /s/ PAUL J. PLANTE             *       Chief Operating Officer, Chief   April 10, 1997
-----------------------------------------------------    Financial Officer and
                   Paul J. Plante                        Director (Principal Financial
                                                         and Accounting Officer)

                /s/ LEIGH A. ADAMS             *       Secretary and Director           April 10, 1997
-----------------------------------------------------
                   Leigh A. Adams

               /s/ WILLIAM L. ELSON           *        Director                         April 10, 1997
-----------------------------------------------------
                  William L. Elson

                /s/ BARRY M. ALPERT            *       Director                         April 10, 1997
-----------------------------------------------------
                   Barry M. Alpert

  *By:           /s/ PAUL J. PLANTE
-----------------------------------------------------
                   Paul J. Plante
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 1       --  Form of Underwriting Agreement+
 2       --  Articles of Merger Between the Company and Reptron
             Electronics, Inc., a Michigan corporation*
 3.1     --  Articles of Incorporation*
 3.2     --  Bylaws*
 4.1     --  Articles of Incorporation (incorporated by reference to
             Exhibit 3.1)
 4.2     --  Bylaws (incorporated by reference to Exhibit 3.2)
 4.3     --  Form of Stock Certificate*
 5       --  Opinion of Holland & Knight LLP+
10.1     --  Distributor Agreement, between NEC Electronics, Inc. and the
             Company, dated April 1, 1992*
10.2     --  Distributor Agreement, between Vishay Electronic Components and the Company, dated March 4, 1993*
10.3     --  Authorized Stocking Distribution Contract, between Fox
             Electronics and the Company, dated January 1, 1992*
10.4     --  Domestic Distribution Agreement, between Chips &
             Technologies, Incorporated and the Company, dated as of July
             1, 1991*
10.5     --  Distributorship Agreement, between Hitachi America, Ltd. and the Company, dated April 1, 1992*
10.6     --  Authorized Distributor Agreement, between Beckman Industrial
             Corp. and the Company, dated November 1, 1993*
10.7     --  Distributor Agreement, between Dennison Manufacturing
             Company and the Company, dated August 8, 1977*
10.8     --  Master Distribution Agreement, between Astec America
             Incorporated and the Company, dated October 1, 1993*
10.9     --  Distributor Contract, between Toshiba America Electronic
             Components, Inc. and the Company, dated June 1, 1991*
10.10    --  Sharp Electronics Corporation Elecom Division Distribution
             Agreement, between Sharp Electronics Corporation and the
             Company, dated August 1, 1991*
10.11    --  Lite-On Corp. Distributor Agreement, between Lite-On Corp.
             and the Company, dated January 1, 1985*
10.12    --  Distributor Agreement, between Diodes Incorporated and the
             Company, dated July 15, 1991*
10.13    --  Standard Distributorship Agreement, between Nichicon
             (America) Corporation and the Company, dated December 4,
             1984*
10.14    --  OKI Semiconductor Domestic Distributor Agreement, between
             OKI Semiconductor, an Operating Group of OKI America, Inc.
             and the Company, dated April 1, 1993*
10.15    --  Authorized Distributor Agreement, between Potter & Brumfeld and the Company, dated September 30, 1991*
10.16    --  Reptron Electronics, Inc. Amended and Restated Incentive
             Stock Option Plan**
10.17    --  Reptron Electronics, Inc. Non-Employee Director Stock Option
             Plan**
10.18    --  Reptron Electronics, Inc. Employee Profit Sharing Plan*
10.19    --  Agreement, between the Voice Products Division of Lanier
             Worldwide, Inc. and the Company, dated as of May 28, 1992*

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
10.20    --  Master Purchase Agreement, between Picker International,
             Inc. and the Company, dated as of May 19, 1992*
10.21    --  Revolving Credit and Reimbursement Agreement by and among the Company, certain lenders and NationsBank of Florida,
             National Association, as Agent, dated as of March 1, 1995***
10.22    --  Agreement between Diebold Incorporated and the Company, dated February 27, 1995***
10.23    --  Supply Agreement between the Company and Brandt, Inc., dated
             December 1, 1994***
10.24    --  Lease between Michael L. Musto and Donna B. Musto and the
             Company, dated as of November 1, 1993*
10.25    --  Form of Asset Purchase Agreement between Cronin Electronics,
             Inc. and the Company, dated March 17, 1995***
10.26    --  Distributor Agreement, between Orbit Semiconductor, Inc. and the Company, dated August 15, 1995*****
10.27    --  Distributor Agreement, between Pericom Semiconductor
             Corporation and the Company, dated December 1, 1994*****
10.28    --  Distributor Agreement, between Catalyst Semiconductor, Inc.
             and the Company, dated June 28, 1995*****
10.29    --  Distributor Agreement, between Macronix Incorporated and the
             Company, dated February 14, 1994*****
10.30    --  Distributor Agreement, between QuickLogic Corporation and the Company, dated July 1, 1995*****
10.31    --  Distributor Agreement, between Sipex Corporation and the
             Company, dated August 1, 1995*****
10.32    --  Distributor Agreement, between Winbond Electronics North
             America Corp. and the Company, dated as of August 1, 1993, and an Extension of Distributor Agreement between the
             Company and Winbond Electronics North America Corp., dated
             January 2, 1996*****
10.33    --  Amended and Restated Revolving Credit and Reimbursement
             Agreement by and among the Company, certain lenders and
             NationsBank of Florida, N.A., as Agent, dated June 29,
             1995*****
10.34    --  Amendment Agreement No. 1, dated December 15, 1995, to the
             Amended and Restated Revolving Credit and Reimbursement
             Agreement, dated June 29, 1995*****
10.35    --  Form of Asset Purchase Agreement between Western Micro
             Technology, Inc. and the Company, dated May 5, 1995****
10.36    --  Amendment No. 1 to Master Purchase Agreement, dated as of
             May 19, 1992 between Picker International, Inc. and K-Byte
             Manufacturing Inc., a Division of Reptron Electronics*****
10.37    --  Amendment No. 2, dated March 15, 1996, to the Amended and
             Restated Revolving Credit and Reimbursement Agreement, dated
             June 29, 1995.******
10.38    --  Amendment No. 3, dated September 25, 1996, to the Amended and Restated Revolving Credit and Reimbursement Agreement,
             dated June 29, 1995.******
10.39    --  Amendment No. 4, dated January 31, 1997, to the Amended and
             Restated Revolving Credit and Reimbursement Agreement, dated
             June 29, 1995.******
21.1     --  Subsidiaries of the Company+
23.1     --  Consent of Holland & Knight LLP (contained in Exhibit 5)
23.2     --  Consent of Grant Thornton LLP
24       --  Powers of Attorney (contained on page II-5 of this
             registration statement)+
27       --  Financial Data Schedule (for SEC use only)+

---------------

     * Filed with the Company's Registration Statement on Form S-1, dated February 8, 1994, Registration No. 33-75040, and incorporated herein by reference.
     ** Filed with the Company's Registration Statement on Form S-8, dated
        December 22, 1994, Registration No. 33-87854 and incorporated herein by reference.
   *** Filed with the Company's Form 10-K for the year ended December 31, 1994. **** Filed with report on Form 8-K filed on August 8, 1995.
 ***** Filed with Company's 10-K for the year ended December 31, 1995.
****** Filed with Company's 10-K for the year ended December 31, 1996.

+ Previously filed.